Exhibit 99.3
Management’s Responsibility for Financial Reporting
December 31, 2017

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management's Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management's best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.'s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:

•	transactions are properly authorized and recorded;

•	financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and

•	the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management's responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors' report. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Our internal control over financial reporting as at December 31, 2017 has been audited by KPMG LLP, in accordance with the standards of the Public Company Accountability Oversight Board (United States). KPMG LLP has full and free access to the Audit and Risk Committee.

March 8, 2018

"Joe Natale"	"Anthony Staffieri"
Joe Natale	Anthony Staffieri, FCPA, FCA
President and Chief Executive Officer	Chief Financial Officer

Rogers Communications Inc.	1	2017 Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Rogers Communications Inc., which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Rogers Communication Inc. as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Rogers Communications Inc.'s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of Rogers Communications Inc.'s internal control over financial reporting.

Basis for Opinion
A - Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to Rogers Communications Inc. in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to Rogers Communications Inc.’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

"KPMG LLP"
Chartered Professional Accountants, Licensed Public Accountants
We have served as Rogers Communications Inc.'s auditor since 1969.
Toronto, Canada
March 8, 2018

Rogers Communications Inc.	2	2017 Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on Internal Control over Financial Reporting
We have audited Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, Rogers Communications Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Report on the Consolidated Financial Statements
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of Rogers Communications Inc., which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements") and our report dated March 8, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion
Rogers Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management’s Report on Internal Control over Financial Reporting contained within Management’s Discussion and Analysis for the year ended December 31, 2017. Our responsibility is to express an opinion on Rogers Communications Inc.’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Rogers Communications Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

"KPMG LLP"
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 8, 2018

Rogers Communications Inc.	3	2017 Annual Financial Statements

Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2017	2016

Revenue	5	14,143	13,702

Operating expenses:
Operating costs	6	8,825	8,671
Depreciation and amortization	7, 8	2,142	2,276
Gain on disposition of property, plant and equipment	7	(49)	—
Restructuring, acquisition and other	7, 9	152	644
Finance costs	10	746	761
Other (income) expense	11	(19)	191

Income before income tax expense		2,346	1,159
Income tax expense	12	635	324

Net income for the year		1,711	835

Earnings per share:
Basic	13	$3.32	$1.62
Diluted	13	$3.31	$1.62
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	4	2017 Annual Financial Statements

Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars)

Years ended December 31	Note	2017	2016

Net income for the year		1,711	835

Other comprehensive income (loss):

Items that will not be reclassified to income:
Defined benefit pension plans:
Remeasurements	22	(62)	(101)
Related income tax recovery		17	27

Items that will not be reclassified to net income		(45)	(74)

Items that may subsequently be reclassified to income:
Available-for-sale investments:
Increase in fair value		433	90
Reclassification to net income for gain on sale of investment		—	(39)
Related income tax expense		(62)	(7)

Available-for-sale investments		371	44

Cash flow hedging derivative instruments:
Unrealized loss in fair value of derivative instruments		(566)	(336)
Reclassification to net income of loss on debt derivatives		591	255
Reclassification to net income or property, plant and equipment of loss (gain) on expenditure derivatives		39	(80)
Reclassification to net income for accrued interest		(60)	(69)
Related income tax recovery		40	66

Cash flow hedging derivative instruments		44	(164)

Equity-accounted investments:
Share of other comprehensive loss of equity-accounted investments, net of tax		(15)	(8)
Reclassification to net income of realized other comprehensive income for equity-accounted investments		—	(15)

Equity-accounted investments		(15)	(23)

Items that may subsequently be reclassified to net income		400	(143)

Other comprehensive income (loss) for the year		355	(217)

Comprehensive income for the year		2,066	618
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	5	2017 Annual Financial Statements

Consolidated Statements of Financial Position
(In millions of Canadian dollars)

As at December 31	Note	2017	2016

Assets
Current assets:
Accounts receivable	14	2,041	1,949
Inventories	15	313	315
Other current assets		197	215
Current portion of derivative instruments	16	421	91
Total current assets		2,972	2,570

Property, plant and equipment	7	11,143	10,749
Intangible assets	8	7,244	7,130
Investments	17	2,561	2,174
Derivative instruments	16	953	1,708
Other long-term assets		82	98
Deferred tax assets	12	3	8
Goodwill	8	3,905	3,905

Total assets		28,863	28,342

Liabilities and shareholders’ equity
Current liabilities:
Bank advances		6	71
Short-term borrowings	18	1,585	800
Accounts payable and accrued liabilities		2,931	2,783
Income tax payable		62	186
Current portion of provisions	19	4	134
Unearned revenue		346	367
Current portion of long-term debt	20	1,756	750
Current portion of derivative instruments	16	133	22
Total current liabilities		6,823	5,113

Provisions	19	35	33
Long-term debt	20	12,692	15,330
Derivative instruments	16	147	118
Other long-term liabilities	21	613	562
Deferred tax liabilities	12	2,206	1,917
Total liabilities		22,516	23,073

Shareholders’ equity	23	6,347	5,269

Total liabilities and shareholders’ equity		28,863	28,342

Guarantees	26
Commitments and contingent liabilities	27
Subsequent events	20, 23
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

"Edward S. Rogers"	"John H. Clappison"
Edward S. Rogers Director	John H. Clappison, FCPA, FCA Director

Rogers Communications Inc.	6	2017 Annual Financial Statements

Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares)

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2017	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2017	72	112,412	405	402,396	4,247	642	(107)	10	5,269
Net income for the year	—	—	—	—	1,711	—	—	—	1,711

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	—	—	—	—	(45)	—	—	—	(45)
Available-for-sale investments, net of tax	—	—	—	—	—	371	—	—	371
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	44	—	44
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(15)	(15)
Total other comprehensive income (loss)	—	—	—	—	(45)	371	44	(15)	355
Comprehensive income (loss) for the year	—	—	—	—	1,666	371	44	(15)	2,066

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(988)	—	—	—	(988)
Shares issued on exercise of stock options	—	—	—	2	—	—	—	—	—
Share class exchange	—	(5)	—	5	—	—	—	—	—
Total transactions with shareholders	—	(5)	—	7	(988)	—	—	—	(988)

Balances, December 31, 2017	72	112,407	405	402,403	4,925	1,013	(63)	(5)	6,347

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2016	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2016	72	112,439	402	402,308	4,474	598	57	33	5,636
Net income for the year	—	—	—	—	835	—	—	—	835

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	—	—	—	—	(74)	—	—	—	(74)
Available-for-sale investments, net of tax	—	—	—	—	—	44	—	—	44
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(164)	—	(164)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(23)	(23)
Total other comprehensive income (loss)	—	—	—	—	(74)	44	(164)	(23)	(217)
Comprehensive income (loss) for the year	—	—	—	—	761	44	(164)	(23)	618

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(988)	—	—	—	(988)
Shares issued on exercise of stock options	—	—	3	61	—	—	—	—	3
Share class exchange	—	(27)	—	27	—	—	—	—	—
Total transactions with shareholders	—	(27)	3	88	(988)	—	—	—	(985)

Balances, December 31, 2016	72	112,412	405	402,396	4,247	642	(107)	10	5,269
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	7	2017 Annual Financial Statements

Consolidated Statements of Cash Flows
(In millions of Canadian dollars)

Years ended December 31	Note	2017	2016
Operating activities:
Net income for the year		1,711	835
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	7, 8	2,142	2,276
Program rights amortization	8	64	71
Finance costs	10	746	761
Income tax expense	12	635	324
Stock-based compensation	24	61	61
Post-employment benefits contributions, net of expense	22	4	(3)
Net loss on divestitures pertaining to investments		—	11
(Recovery) loss on wind-down of shomi	11	(20)	140
Gain on disposition of property, plant and equipment	7	(49)	—
Impairment of assets and related onerous contract charges	7	—	484
Other		8	34
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		5,302	4,994
Change in non-cash operating working capital items	28	(154)	14
Cash provided by operating activities before income taxes paid and interest paid		5,148	5,008
Income taxes paid		(475)	(295)
Interest paid		(735)	(756)

Cash provided by operating activities		3,938	3,957

Investing activities:
Capital expenditures	7, 28	(2,436)	(2,352)
Additions to program rights	8	(59)	(46)
Changes in non-cash working capital related to capital expenditures and intangible assets		109	(103)
Acquisitions and other strategic transactions, net of cash acquired	8	(184)	—
Other		(60)	45

Cash used in investing activities		(2,630)	(2,456)

Financing activities:
Net proceeds received on short-term borrowings	18	858	—
Net repayment of long-term debt	20	(1,034)	(538)
Net payments on settlement of debt derivatives and forward contracts	16	(79)	(45)
Transaction costs incurred		—	(17)
Dividends paid	23	(988)	(988)
Other		—	5

Cash used in financing activities		(1,243)	(1,583)

Change in cash and cash equivalents		65	(82)
(Bank advances) cash and cash equivalents, beginning of year		(71)	11

Bank advances, end of year		(6)	(71)
Cash and cash equivalents are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	8	2017 Annual Financial Statements

Notes to Consolidated Financial Statements

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

Page		Note	Page		Note
10	Note 1	Nature of the Business	31	Note 16	Financial Risk Management and Financial Instruments
10	Note 2	Significant Accounting Policies
16	Note 3	Capital Risk Management	41	Note 17	Investments
16	Note 4	Segmented Information	43	Note 18	Short-Term Borrowings
18	Note 5	Revenue	45	Note 19	Provisions
19	Note 6	Operating Costs	46	Note 20	Long-Term Debt
20	Note 7	Property, Plant and Equipment	49	Note 21	Other Long-Term Liabilities
23	Note 8	Intangible Assets and Goodwill	49	Note 22	Post-Employment Benefits
26	Note 9	Restructuring, Acquisition and Other	55	Note 23	Shareholders' Equity
26	Note 10	Finance Costs	55	Note 24	Stock-Based Compensation
27	Note 11	Other (Income) Expense	59	Note 25	Related Party Transactions
27	Note 12	Income Taxes	60	Note 26	Guarantees
29	Note 13	Earnings Per Share	60	Note 27	Commitments and Contingent Liabilities
30	Note 14	Accounts Receivable	62	Note 28	Supplemental Cash Flow Information
30	Note 15	Inventories

Rogers Communications Inc.	9	2017 Annual Financial Statements

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in four reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions
Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

During the year ended December 31, 2017, Wireless, Cable, and Business Solutions were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly-owned subsidiaries. Media was operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

See note 4 for more information about our reportable operating segments.

STATEMENT OF COMPLIANCE
We prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Board of Directors (the Board) authorized these consolidated financial statements for issue on March 8, 2018.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	BASIS OF PRESENTATION
All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:

•	certain financial instruments as disclosed in note 16, which are measured at fair value;

•	the net deferred pension liability, which is measured as described in note 22; and

•	liabilities for stock-based compensation, which are measured at fair value as disclosed in note 24.

(b)	BASIS OF CONSOLIDATION
Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation.

(c)	FOREIGN CURRENCY TRANSLATION
We translate amounts denominated in foreign currencies into Canadian dollars as follows:

•	monetary assets and monetary liabilities - at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;

•	non-monetary assets, non-monetary liabilities, and related depreciation and amortization expenses - at the historical exchange rates; and

•	revenue and expenses other than depreciation and amortization - at the average rate for the month in which the transaction was recognized.

(d)	BUSINESS COMBINATIONS
We account for business combinations using the acquisition method of accounting. Only acquisitions that result in our gaining control over the acquired businesses are accounted for as business combinations. We possess control over an entity when we conclude we are exposed to variable returns from our involvement with the acquired entity and we have the ability to affect those returns through our power over the acquired entity.

Rogers Communications Inc.	10	2017 Annual Financial Statements

We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred and the equity interests we issued, less the liabilities we assumed to acquire the subsidiary.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

(e)	NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2017
We adopted the following IFRS amendments prospectively beginning on January 1, 2017.

•
Amendments to IAS 7, Statement of Cash Flows, requiring entities to provide additional disclosures that enable financial statement users to evaluate cash flow and non-cash changes in liabilities arising from financing activities.

•	Amendments to IAS 12, Income Taxes, clarifying the requirements for deferred tax assets for unrealized losses on debt instruments.

•
Amendments to IFRS 12, Disclosure of Interests in Other Entities, clarifying the required disclosures regarding an entity's interest in subsidiaries, joint arrangements, and associates that are held for sale, held for distribution, or classified as discontinued operations.

The adoption of these amendments did not have a material effect on our consolidated financial statements.

(f)	ADDITIONAL SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS
When preparing our consolidated financial statements, management makes judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. Our significant accounting policies, estimates, and judgments are identified in this note. Furthermore, the following information is disclosed throughout the notes as identified in the table below:

•	information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;

•	information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and

•	information on our significant accounting policies.

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments
4	Reportable Segments	16	X		X
5	Revenue Recognition	18	X
7	Property, Plant and Equipment	20	X	X	X
8	Intangible Assets and Goodwill	23	X	X	X
12	Income Taxes	27	X		X
13	Earnings Per Share	29	X
14	Accounts Receivable	30	X
15	Inventories	30	X
16	Financial Instruments	31	X	X	X
17	Investments	41	X
19	Provisions	45	X	X	X
22	Post-Employment Benefits	49	X	X
24	Stock-Based Compensation	55	X	X
27	Commitments and Contingent Liabilities	60	X		X

Rogers Communications Inc.	11	2017 Annual Financial Statements

(g)	RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
The IASB has issued the following new standards that will become effective in a future year and will have an impact on our consolidated financial statements in future periods.

IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS (IFRS 15)
Effective January 1, 2018, we will adopt IFRS 15. Our first quarter 2018 interim financial statements will be our first financial statements issued in accordance with IFRS 15. IFRS 15 supersedes current accounting standards for revenue, including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1. identify the contract with a customer;
2. identify the performance obligations in the contract;
3. determine the transaction price;
4. allocate the transaction price to the performance obligations in the contract; and
5. recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of this new standard will have significant impacts on our reported Wireless results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue is affected because, at contract inception, IFRS 15 requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. This will most significantly affect our Wireless arrangements that bundle equipment and service together into monthly service fees, which will result in an increase to equipment revenue recognized at contract inception and a decrease to service revenue recognized over the course of the contracts. We do not expect the application of IFRS 15 to affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

The treatment of costs incurred in acquiring customer contracts is affected as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into operating expenses over time. Currently, such costs are expensed as incurred.

In addition, new assets and liabilities will be recognized on our Consolidated Statements of Financial Position. Specifically, a contract asset and contract liability will be recognized to account for any timing differences between the revenue recognized and the amounts billed to the customer.

Significant judgment is needed to define the enforceable rights and obligations of a contract and to determine when the customer obtains control of the distinct good or service.

We plan to retrospectively apply IFRS 15 to all contracts that are not complete on the date of initial application. We have made a policy choice to restate each prior period presented and will recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity as at January 1, 2017, subject to certain practical expedients we adopted.

We have implemented a new revenue recognition system to enable us to comply with the requirements of IFRS 15, including appropriately allocating revenue between different performance obligations within individual contracts for certain revenue streams. We have had detailed data validation processes in place throughout the transition work period to implement IFRS 15.

We have a team dedicated to ensuring our compliance with IFRS 15. This team was responsible for determining system requirements, ensuring our data collection was appropriate, and communicating the upcoming changes with various stakeholders. In addition, this team assisted in the development of new internal controls that will help ensure our new revenue recognition system operates as intended and the related results are complete and accurate.

Rogers Communications Inc.	12	2017 Annual Financial Statements

EFFECT OF TRANSITION TO IFRS 15
Consolidated Statements of Income
Below is the estimated effect of transition to IFRS 15 on our Consolidated Statements of Income for the year ended December 31, 2017, all of which pertain to our Wireless segment. Only metrics that are impacted by the IFRS 15 conversion are presented.

		Year ended December 31, 2017
(In billions of dollars)	Note 2(g)	As reported	Estimated effect of transition	Subsequent to transition [1]

Revenue	i	14.1	0.2	14.3

Operating expenses:
Operating costs	ii, iii	8.8	***	8.8
Other non-operating costs		3.0	—	3.0

Income before income tax expense		2.3	0.2	2.5
Income tax expense		0.6	***	0.6

Net income for the year		1.7	0.2	1.9
*** Amounts less than $0.1 billion; these amounts have been excluded from subtotals.

[1]	As a result of IFRS 15 being adopted effective January 1, 2018, we will retrospectively amend our 2017 results in our fiscal 2018 financial filings.

Consolidated Statements of Financial Position
Below is the estimated effect of transition to IFRS 15 on our Consolidated Statements of Financial Position as at January 1, 2017 and as at December 31, 2017.

		As at January 1, 2017			As at December 31, 2017
(in billions of dollars)	Note 2(g)	As reported	Estimated effect of transition	Subsequent to transition [1]	As reported	Estimated effect of transition	Subsequent to transition [1]

Assets
Current assets:
Accounts receivable		1.9	***	1.9	2.0	***	2.0
Inventories	iii	0.3	0.1	0.4	0.3	0.1	0.4
Current portion of contract assets	i	—	0.7	0.7	—	0.8	0.8
Other current assets	ii	0.2	0.2	0.4	0.2	0.2	0.4
Remainder of current assets		0.2	—	0.2	0.5	—	0.5
Total current assets		2.6	1.0	3.6	3.0	1.1	4.1

Contract assets	i	—	0.4	0.4	—	0.4	0.4
Other long-term assets	ii	0.1	***	0.1	0.1	***	0.1
Remainder of long-term assets		25.6	—	25.6	25.8	—	25.8
Total assets		28.3	1.4	29.7	28.9	1.5	30.4

Liabilities and shareholders’ equity
Current liabilities:
Other current liabilities [2]	iii	0.1	0.1	0.2	—	0.1	0.1
Current portion of contract liabilities [3]	i	0.4	***	0.4	0.3	***	0.3
Remainder of current liabilities		4.6	—	4.6	6.5	—	6.5
Total current liabilities		5.1	0.1	5.2	6.8	0.1	6.9

Deferred tax liabilities		1.9	0.4	2.3	2.2	0.4	2.6
Remainder of long-term liabilities		16.0	—	16.0	13.5	—	13.5
Total liabilities		23.0	0.5	23.5	22.5	0.5	23.0
Shareholders’ equity		5.3	0.9	6.2	6.4	1.0	7.4
Total liabilities and shareholders’ equity		28.3	1.4	29.7	28.9	1.5	30.4
*** Amounts less than $0.1 billion; these amounts have been excluded from subtotals.
1 As a result of IFRS 15 being adopted effective January 1, 2018, we will retrospectively amend our 2017 results in our fiscal 2018 financial filings.

[2]	Previously reported as "current portion of provisions".

[3]	Previously reported as "unearned revenue".

The application of IFRS 15 will not affect our cash flows from operating, investing, or financing activities.

Rogers Communications Inc.	13	2017 Annual Financial Statements

i) Contract assets and liabilities
Contract assets arise primarily as a result of the difference between revenue recognized on the sale of a wireless device at the onset of a term contract and the cash collected at the point of sale. Revenue recognized at point of sale requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, revenue will be recognized earlier than previously reported, with a larger allocation to equipment revenue. Prior to the adoption of IFRS 15, the amount allocated to equipment revenue was limited to the non-contingent consideration received at the point of sale when recovery of the remaining consideration in the contract was contingent upon the delivery of future services.

We will record a contract liability when we receive payment from a customer in advance of providing goods and services. We will account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

All contract assets will be recorded net of an allowance for expected credit losses, measured in accordance with IFRS 9.

ii) Deferred commission cost asset
Under IFRS 15, we will defer commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

iii) Inventories and other current liabilities
Under IFRS 15, significant judgment is required to determine when the customer obtains control of the distinct good or service. For affected transactions, we have defined our customer as the end subscriber and determined that they obtain control when they receive possession of a wireless device, which typically occurs upon activation. For certain transactions through third-party franchise operators and other retailers, the timing of when the customer obtains control of a wireless device will be deferred in comparison to our current policy where revenue is recognized when the wireless device is delivered and accepted by the independent dealer. This will result in a greater inventory balance and a corresponding increase in other current liabilities.

IFRS 9, FINANCIAL INSTRUMENTS (IFRS 9)
Effective January 1, 2018, we will adopt IFRS 9. Our first quarter 2018 interim financial statements will be our first financial statements issued in accordance with IFRS 9. In July 2014, the IASB issued the final publication of the IFRS 9 standard, which supersedes IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. We have made a policy choice to adopt IFRS 9 on a retrospective basis; however, our 2017 comparatives will not be restated because it is not possible to do so without the use of hindsight.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVTOCI), and fair value through profit and loss (FVTPL). Under IFRS 9, we will irrevocably elect to present subsequent changes in the fair value of our equity investments that are neither held-for-trading nor contingent consideration arising from a business combination in other comprehensive income (FVTOCI with no reclassification to net income). For these equity investments, any impairment on the instrument will be recorded in other comprehensive income, and cumulative gains or losses in other comprehensive income will not be reclassified into net income on disposal.

Under IFRS 9, the loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition. A portion of our trade receivables require an incremental loss allowance in order to comply with the requirements of IFRS 9; as a result, we will recognize a $4 million decrease to accounts receivable and a corresponding decrease to retained earnings within shareholders’ equity, effective January 1, 2018. In addition, the expected loss allowance using the lifetime credit loss approach will be applied to contract assets under IFRS 15. There is no significant effect on the carrying value of our other financial instruments under IFRS 9 related to this new requirement.

The new hedge accounting guidance aligns hedge accounting more closely with an entity’s risk management strategies. IFRS 9 does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies used for risk management to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship, primarily from a qualitative standpoint. This is not expected to have an effect on our reported results and will simplify our application of effectiveness tests going forward.

Rogers Communications Inc.	14	2017 Annual Financial Statements

Below is a summary showing the classification and measurement bases of our financial instruments as at January 1, 2018 as a result of adopting IFRS 9 (along with a comparison to IAS 39).

Financial instrument	IAS 39	IFRS 9

Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Investments	Available-for-sale [1]	FVTOCI with no reclassification to net income

Financial liabilities
Bank advances	Other financial liabilities	Amortized cost
Short-term borrowings	Other financial liabilities [2]	Amortized cost
Accounts payable	Other financial liabilities	Amortized cost
Accrued liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities [2]	Amortized cost

Derivatives [3]
Debt derivatives [4]	Held-for-trading	FVTOCI and FVTPL
Bond forwards	Held-for-trading	FVTOCI
Expenditure derivatives	Held-for-trading	FVTOCI
Equity derivatives	Held-for-trading [5]	FVTPL

[1]
Subsequently measured at fair value with changes recognized in other comprehensive income. The net change subsequent to initial recognition, in the case of investments, is reclassified into net income upon disposal of the investment or when the investment becomes impaired.

[2]	Subsequently measured at amortized cost using the effective interest method.

[3]
The derivatives can be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

[4]
Debt derivatives related to our senior notes and debentures have been designated as hedges for accounting purposes and will be classified as fair value through other comprehensive income (FVTOCI). Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and will be classified as fair value through profit and loss (FVTPL).

[5]	Subsequent changes are offset against stock-based compensation expense or recovery in operating costs.

IFRS 16, LEASES (IFRS 16)
In January 2016, the IASB issued the final publication of the IFRS 16 standard, which will supersede the current IAS 17, Leases (IAS 17) standard. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17.

The standard is effective for annual periods beginning on or after January 1, 2019. We have the option to either:

•	apply IFRS 16 with full retrospective effect; or

•	recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application.

We believe that, as a result of adopting IFRS 16, we will recognize a significant increase to both assets and liabilities, as we will be required to record a right-of-use asset and a corresponding lease liability on our Consolidated Statements of Financial Position, as well as a decrease to operating costs, an increase to finance costs (due to accretion of the lease liability), and an increase to depreciation and amortization (due to depreciation of the right-of-use asset).

We have a team engaged to ensuring our compliance with IFRS 16. This team has been responsible for determining process requirements, ensuring our data collection is appropriate, and communicating the upcoming changes with various stakeholders. In addition, this team is assisting in the development of new internal controls that will help ensure the system runs as intended and the related results are accurate.

We are implementing a process that will enable us to comply with the requirements of IFRS 16 on a lease-by-lease basis. We expect to begin a parallel run under both IAS 17 and IFRS 16 using this system in 2018. We will have detailed data validation processes that will continue throughout the course of 2018. As a result, we are continuing to assess the effect of this standard on our consolidated financial statements and it is not yet possible to make a reliable estimate of its effect. We expect to disclose the estimated financial effects of the adoption of IFRS 16 in our 2018 consolidated financial statements.

Rogers Communications Inc.	15	2017 Annual Financial Statements

NOTE 3: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient liquidity to meet all of our commitments and to execute our business plan. We define capital that we manage as shareholders' equity and indebtedness (including current portion of our long-term debt, long-term debt, and short-term borrowings).

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from the Board, issue or repay debt and/or short-term borrowings, issue or repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

We monitor debt leverage ratios as part of the management of liquidity and shareholders' return to sustain future development of the business, conduct valuation-related analyses, and make decisions about capital.

The wholly-owned subsidiary through which our Rogers Platinum MasterCard and Fido MasterCard programs are operated is regulated by the Office of the Superintendent of Financial Institutions, which requires that a minimum level of regulatory capital be maintained. Rogers' subsidiary was in compliance with that requirement as at December 31, 2017 and 2016. The capital requirements are not material to the Company as at December 31, 2017 or December 31, 2016.

With the exception of the Rogers Platinum MasterCard and the Fido MasterCard programs and the subsidiary through which they are operated, we are not subject to externally-imposed capital requirements. Our overall strategy for capital risk management has not changed since December 31, 2016.

NOTE 4: SEGMENTED INFORMATION

ACCOUNTING POLICY
Reportable segments
We determine our reportable segments based on, among other things, how our chief operating decision maker, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. They review adjusted operating profit as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. Adjusted operating profit is defined as income before stock-based compensation, depreciation and amortization, restructuring, acquisition and other, finance costs, other expense (income), and income tax expense.

We will redefine our reportable segments effective January 1, 2018 as a result of technological evolution and the increased overlap between the various product offerings within our Cable and Business Solutions reportable segments, as well as how we allocate resources amongst, and the general management of, our reportable segments. Effective January 1, 2018, the results of our existing Cable segment, Business Solutions segment, and our Smart Home Monitoring products will be presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring product are currently reported within Corporate items and intercompany eliminations. We will retrospectively amend our 2017 comparative segment results in 2018 to account for this redefinition.

Effective January 1, 2018, our chief operating decision maker will commence using adjusted EBITDA as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. Adjusted EBITDA will be defined as income before depreciation and amortization, restructuring, acquisition and other, finance costs, other expense (income), and income tax expense.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties, but eliminate them on consolidation.

USE OF ESTIMATES AND JUDGMENT
JUDGMENTS
We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

Rogers Communications Inc.	16	2017 Annual Financial Statements

EXPLANATORY INFORMATION
Our reportable segments are Wireless, Cable, Business Solutions, and Media (see note 1). All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

INFORMATION BY SEGMENT

Year ended December 31, 2017	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

(In millions of dollars)

Revenue	5	8,343	3,466	387	2,153	(206)	14,143

Operating costs [1]		4,782	1,757	259	2,014	(48)	8,764

Adjusted operating profit		3,561	1,709	128	139	(158)	5,379

Stock-based compensation [1]	24						61
Depreciation and amortization	7, 8						2,142
Gain on disposition of property, plant and equipment	7						(49)
Restructuring, acquisition and other	9						152
Finance costs	10						746
Other income	11						(19)

Income before income tax expense							2,346

Capital expenditures before proceeds on disposition [2]		806	1,172	131	83	318	2,510
Goodwill		1,160	1,379	429	937	—	3,905
Total assets		14,261	6,033	1,196	2,405	4,968	28,863

[1]	Included in operating costs on the Consolidated Statements of Income.

[2]	Excludes proceeds on disposition of $74 million (see note 28).

Year ended December 31, 2016	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals

(In millions of dollars)

Revenue	5	7,916	3,449	384	2,146	(193)	13,702

Operating costs [1]		4,631	1,775	261	1,977	(34)	8,610

Adjusted operating profit		3,285	1,674	123	169	(159)	5,092

Stock-based compensation [1]	24						61
Depreciation and amortization	7, 8						2,276
Restructuring, acquisition and other	7, 9						644
Finance costs	10						761
Other expense	11						191

Income before income tax expense							1,159

Capital expenditures before proceeds on disposition		702	1,085	146	62	357	2,352
Goodwill		1,160	1,379	429	937	—	3,905
Total assets		14,074	5,288	1,219	2,474	5,287	28,342

[1]	Included in operating costs on the Consolidated Statements of Income.

Rogers Communications Inc.	17	2017 Annual Financial Statements

NOTE 5: REVENUE

ACCOUNTING POLICY
Revenue recognition
We recognize revenue when we can estimate its amount, have delivered on our obligations within the revenue-generating arrangements, and are reasonably assured that we can collect it. Revenue is recognized net of discounts.

Source of revenue	How we recognize revenue
Monthly subscriber fees for: ● wireless airtime and data services; ● cable, telephony, and Internet services; ● network services; ● media subscriptions; and ● rental of equipment	●	As the service is provided
Revenue from roaming, long distance, pay per use, and other optional or non-subscription services and other sales of products	●	As the service is provided or product is delivered
Revenue from the sale of wireless and cable equipment	●	When the equipment is delivered and accepted by the independent dealer or subscriber in a direct sales channel
Equipment subsidies related to providing equipment to new and existing subscribers	●	Equipment subsidies are recognized as a reduction of equipment revenue when the equipment is activated
Activation fees charged to subscribers in Wireless	●	As part of service revenue upon activation
	●	These fees do not meet the criteria as a separate unit of accounting
Advertising revenue	●	When the advertising airs on our radio or television stations, is featured in our publications, or displayed on our digital properties
Monthly subscription revenue received by television stations for subscriptions from cable and satellite providers	●	When the services are delivered to cable and satellite providers' subscribers
Toronto Blue Jays revenue from home game admission and concessions	●	When the related games are played during the baseball season and when goods are sold
Toronto Blue Jays revenue from Major League Baseball, including fund redistribution and other distributions	●	When the amount can be determined
Revenue from Toronto Blue Jays, radio, and television broadcast agreements	●	At the time the related games are aired
Revenue from sublicensing of program rights	●	Over the course of the applicable season
Rewards granted to customers through customer loyalty programs, which are considered a separately identifiable component of the sales transactions	●	Estimate the portion of the original sales transaction to allocate to the reward credit based on the fair value of the reward credit that can be obtained when the credit is redeemed
	●	Defer the allocated amount as a liability until the rewards are redeemed by the customer and we provide the goods or services
Interest income on credit card receivables	●	As it is earned (i.e. upon the passage of time) using the effective interest method

Multiple deliverable arrangements
We offer some products and services as part of multiple deliverable arrangements. We recognize these as follows:

•
divide the products and services into separate units of accounting, as long as the delivered elements have stand-alone value to customers and we can determine the fair value of any undelivered elements objectively and reliably; then

•
measure and allocate the arrangement consideration among the accounting units based on their relative fair values and recognize revenue related to each unit when the relevant criteria are met for each unit individually; however

•
when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to the delivered item is limited to the non-contingent amount, as applicable.

Unearned revenue
We recognize payments we receive in advance of providing goods and services as unearned revenue. Advance payments include subscriber deposits, cable installation fees, ticket deposits related to Toronto Blue Jays ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods.

Rogers Communications Inc.	18	2017 Annual Financial Statements

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars)	2017	2016

Wireless:
Service revenue	7,775	7,258
Equipment revenue	568	658

Total Wireless	8,343	7,916

Cable:
Internet	1,606	1,495
Television	1,501	1,562
Phone	353	386
Service revenue	3,460	3,443
Equipment revenue	6	6

Total Cable	3,466	3,449

Business Solutions:
Next generation	322	307
Legacy	58	71
Service revenue	380	378
Equipment revenue	7	6

Total Business Solutions	387	384

Media:
Advertising	838	870
Subscription	511	474
Retail	352	325
Other	452	477

Total Media	2,153	2,146

Corporate items and intercompany eliminations	(206)	(193)

Total revenue	14,143	13,702

NOTE 6: OPERATING COSTS

	Years ended December 31
(In millions of dollars)	2017	2016

Cost of equipment sales and direct sales channel subsidies	2,039	1,954
Merchandise for resale	237	209
Other external purchases	4,429	4,435
Employee salaries and benefits and stock-based compensation	2,120	2,073

Total operating costs	8,825	8,671

Rogers Communications Inc.	19	2017 Annual Financial Statements

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY
Recognition and measurement, including depreciation
We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures (capital expenditures) that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

•	the cost of materials and direct labour;

•	costs directly associated with bringing the assets to a working condition for their intended use;

•	expected costs of decommissioning the items and restoring the sites on which they are located (see note 19); and

•	borrowing costs on qualifying assets.

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	5 to 40 years
Cable and wireless network	Straight-line	3 to 40 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

We recognize all costs related to subscriber acquisition and retention in net income as incurred, except connection and installation costs that relate to the cable network, which are capitalized and depreciated over the expected life of the Cable customer.

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item's carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once the assets to which they relate are available for use. We expense research expenditures, maintenance costs, and training costs as incurred.

Impairment testing
We test non-financial assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. The asset is impaired if the recoverable amount is less than the carrying amount. If we cannot estimate the recoverable amount of an individual asset because it does not generate independent cash inflows, we test the entire cash generating unit (CGU) for impairment.

A CGU is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets.

Recognition and measurement of an impairment charge
An item of property, plant and equipment, an intangible asset, or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:

•	fair value less costs to sell; and

•	value in use.

If our estimate of the asset's or CGU’s recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recognized impairment loss if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset's or CGU's carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount if we had not recognized an impairment loss in previous years.

Rogers Communications Inc.	20	2017 Annual Financial Statements

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and review residual values, depreciation rates, and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

In 2017, we reviewed the depreciation rates for all of our property, plant and equipment. The review resulted in an increase in the estimated useful lives of certain of our wireless network infrastructure assets. These changes have been applied prospectively. They did not have a material effect on our financial statements in 2017 and they will not have a material effect on depreciation in future periods.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

Furthermore, we use estimates in determining the recoverable amount of property, plant and equipment. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;

•	terminal growth rates; and

•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU's industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•
Analyzing discounted cash flows - we estimate the discounted future cash flows for periods of five to ten years, depending on the CGU, and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or

•	Using a market approach - we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

JUDGMENTS
We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

EXPLANATORY INFORMATION

(In millions of dollars)	December 31, 2017			December 31, 2016			December 31, 2015
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount

Land and buildings	1,090	(397)	693	1,062	(375)	687	998	(347)	651
Cable and wireless networks	20,252	(13,206)	7,046	20,108	(13,035)	7,073	20,900	(13,579)	7,321
Computer equipment and software	4,996	(2,807)	2,189	4,296	(2,424)	1,872	5,294	(3,421)	1,873
Customer premise equipment	1,565	(1,090)	475	1,560	(1,156)	404	1,658	(1,197)	461
Leasehold improvements	496	(220)	276	457	(193)	264	423	(175)	248
Equipment and vehicles	1,246	(782)	464	1,169	(720)	449	1,311	(868)	443

Total property, plant and equipment	29,645	(18,502)	11,143	28,652	(17,903)	10,749	30,584	(19,587)	10,997

Rogers Communications Inc.	21	2017 Annual Financial Statements

The tables below summarize the changes in the net carrying amounts of property, plant and equipment during 2017 and 2016.

(In millions of dollars)	December 31, 2016		December 31, 2017
	Net carrying amount	Additions [1]	Depreciation	Other [2]	Net carrying amount

Land and buildings	687	61	(30)	(25)	693
Cable and wireless networks	7,073	1,125	(1,150)	(2)	7,046
Computer equipment and software	1,872	867	(549)	(1)	2,189
Customer premise equipment	404	315	(244)	—	475
Leasehold improvements	264	40	(28)	—	276
Equipment and vehicles	449	102	(86)	(1)	464

Total property, plant and equipment	10,749	2,510	(2,087)	(29)	11,143

[1]	Excludes proceeds on disposition of $74 million (see note 28).

[2]	Includes disposals, reclassifications, and other adjustments.

(In millions of dollars)	December 31, 2015		December 31, 2016
	Net carrying amount	Additions	Depreciation	Impairment	Other [1]	Net carrying amount

Land and buildings	651	64	(28)	—	—	687
Cable and wireless networks	7,321	1,173	(1,216)	(205)	—	7,073
Computer equipment and software	1,873	732	(522)	(207)	(4)	1,872
Customer premise equipment	461	240	(296)	—	(1)	404
Leasehold improvements	248	46	(30)	—	—	264
Equipment and vehicles	443	97	(91)	—	—	449

Total property, plant and equipment	10,997	2,352	(2,183)	(412)	(5)	10,749

[1]	Includes disposals, reclassifications, and other adjustments.

Property, plant and equipment not yet in service and therefore not subject to depreciation as at December 31, 2017 was $1,076 million (2016 - $949 million). During 2017, capitalized interest pertaining to property, plant and equipment was recognized at a weighted average rate of approximately 4.0% (2016 - 3.9%).

In 2017, we disposed of certain land and building assets with a net carrying amount of $25 million. We received total proceeds of $74 million for these assets, thereby recognizing a $49 million gain on disposition.

Annually, we perform an analysis to identify fully depreciated assets that have been disposed of. In 2017, this resulted in an adjustment to cost and accumulated depreciation of $1,136 million (2016 - $3,557 million). The disposals had nil impact on the Consolidated Statements of Income.

IMPAIRMENT OF ASSETS AND RELATED ONEROUS CONTRACT CHARGES
During the year ended December 31, 2016, we recorded a total charge of $484 million for asset impairment and onerous contracts related to our legacy Internet Protocol television (IPTV) product. This charge is included within "restructuring, acquisition and other" on our Consolidated Statements of Income (see note 9).

(In millions of dollars)	Year ended December 31, 2016

Impairment of property, plant and equipment	412
Onerous contracts and other	72

Total impairment of assets and related onerous contract charges	484

The $484 million charge related to a change in strategic direction such that we discontinued the internal development of our legacy IPTV product in lieu of a forthcoming IPTV product being developed in tandem with Comcast Corporation. We have determined there is no significant salvage value for any of the assets that were impaired as determined based upon fair value less costs of disposal. The onerous contracts charges primarily represent the remaining contractual liabilities for the development of our IPTV product and were recognized in accounts payable and accrued liabilities. All related charges impacted our Cable segment.

Rogers Communications Inc.	22	2017 Annual Financial Statements

NOTE 8: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY
RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION
Upon initial recognition, we measure intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. We begin recognizing amortization on intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately-acquired intangible asset comprises:

•	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and

•	any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives
We do not amortize intangible assets with indefinite lives, including spectrum licences, broadcast licences, and certain brand names.

Finite useful lives
We amortize intangible assets with finite useful lives into depreciation and amortization on the Consolidated Statements of Income, except programming rights, which are amortized into operating costs on the Consolidated Statements of Income, on a straight-line basis over their estimated useful lives as noted in the table below. We monitor and review the useful lives, residual values, and amortization methods at least once per year and change them if they are different from our previous estimates. We recognize the effects of changes in estimates in net income prospectively.

Intangible asset	Estimated useful life
Customer relationships	3 to 10 years
Roaming agreements	12 years

Acquired program rights
Program rights are contractual rights we acquire from third parties to broadcast programs, including rights to broadcast live sporting events. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize program rights on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in operating costs on the Consolidated Statements of Income over the expected exhibition period. If we have no intention to air programs, we consider the related program rights impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

The costs for multi-year sports and television broadcast rights agreements are recognized in operating expenses during the applicable seasons based on the pattern in which the rights are aired or are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years' rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in Other current assets on our Consolidated Statements of Financial Position, as the rights will be consumed within the next twelve months.

Goodwill
We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING
We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment once per year as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire CGU to which it belongs for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies of the business combination from which the goodwill arose.

Rogers Communications Inc.	23	2017 Annual Financial Statements

Recognition and measurement of an impairment charge
An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:

•	fair value less costs to sell; and

•	value in use.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset's or CGU’s carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount had we not recognized an impairment loss in previous years.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
We use estimates in determining the recoverable amount of intangible assets and goodwill. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;

•	terminal growth rates; and

•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU's industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•
Analyzing discounted cash flows - we estimate the discounted future cash flows for periods of five to ten years, depending on the CGU, and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or

•	Using a market approach - we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

If our estimate of the asset's or CGU's recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

JUDGMENTS
We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate our spectrum and broadcast licences as assets with indefinite useful lives since we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period over which these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods of amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing.

Rogers Communications Inc.	24	2017 Annual Financial Statements

EXPLANATORY INFORMATION

(In millions of dollars)	December 31, 2017				December 31, 2016				December 31, 2015
	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount

Indefinite-life intangible assets:
Spectrum licences	6,600	—	—	6,600	6,416	—	—	6,416	6,416	—	—	6,416
Broadcast licences	329	—	(99)	230	329	—	(99)	230	324	—	(99)	225
Brand names	420	(270)	(14)	136	420	(270)	(14)	136	420	(270)	(14)	136

Finite-life intangible assets:
Customer relationships	1,609	(1,525)	—	84	1,609	(1,470)	—	139	1,609	(1,414)	—	195
Roaming agreements	524	(524)	—	—	524	(524)	—	—	523	(488)	—	35
Marketing agreements	10	(10)	—	—	10	(10)	—	—	10	(10)	—	—
Acquired program rights	263	(64)	(5)	194	289	(75)	(5)	209	332	(91)	(5)	236
Total intangible assets	9,755	(2,393)	(118)	7,244	9,597	(2,349)	(118)	7,130	9,634	(2,273)	(118)	7,243
Goodwill	4,126	—	(221)	3,905	4,126	—	(221)	3,905	4,126	—	(221)	3,905

Total intangible assets and goodwill	13,881	(2,393)	(339)	11,149	13,723	(2,349)	(339)	11,035	13,760	(2,273)	(339)	11,148

The tables below summarize the changes in the net carrying amounts of intangible assets and goodwill in 2017 and 2016.

(In millions of dollars)	December 31, 2016		December 31, 2017
	Net carrying amount	Net additions	Amortization [1]	Other [2]	Net carrying amount

Spectrum licences	6,416	184	—	—	6,600
Broadcast licences	230	11	—	(11)	230
Brand names	136	—	—	—	136
Customer relationships	139	—	(55)	—	84
	6,921	195	(55)	(11)	7,050
Acquired program rights	209	59	(64)	(10)	194
Total intangible assets	7,130	254	(119)	(21)	7,244
Goodwill	3,905	—	—	—	3,905

Total intangible assets and goodwill	11,035	254	(119)	(21)	11,149
1 Of the $119 million of total amortization, $64 million related to acquired program rights is included in other external purchases in operating costs (see note 6), and $55 million in depreciation and amortization on the Consolidated Statements of Income.
2 Includes disposals, writedowns, reclassifications, and other adjustments.

(In millions of dollars)	December 31, 2015		December 31, 2016
	Net carrying amount	Net additions	Amortization [1]	Other [2]	Net carrying amount

Spectrum licences	6,416	—	—	—	6,416
Broadcast licences	225	—	—	5	230
Brand names	136	—	—	—	136
Customer relationships	195	—	(58)	2	139
Roaming agreements	35	—	(35)	—	—
	7,007	—	(93)	7	6,921
Acquired program rights	236	46	(71)	(2)	209
Total intangible assets	7,243	46	(164)	5	7,130
Goodwill	3,905	—	—	—	3,905

Total intangible assets and goodwill	11,148	46	(164)	5	11,035

[1]
Of the $164 million of total amortization, $71 million related to acquired program rights is included in other external purchases in operating costs (see note 6), and $93 million in depreciation and amortization on the Consolidated Statements of Income.

[2]	Includes disposals, writedowns, reclassifications, and other adjustments.

There were no acquisitions from business combinations for the years ended December 31, 2017 or 2016.

Rogers Communications Inc.	25	2017 Annual Financial Statements

ANNUAL IMPAIRMENT TESTING
For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, correspond to our operating segments as disclosed in note 4.

Below is an overview of the methods and key assumptions we used in 2017 to determine recoverable amounts for CGUs, or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)
	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)

Wireless	1,160	6,733	Value in use	5	0.5	7.9
Cable	1,379	—	Value in use	5	1.0	7.6
Media	937	241	Fair value less cost to sell	5	2.0	12.0

Our fair value measurement for Media is classified as Level 3 in the fair value hierarchy.

We did not recognize an impairment charge related to our goodwill or intangible assets in 2017 or 2016 because the recoverable amounts of the CGUs exceeded their carrying values.

NOTE 9: RESTRUCTURING, ACQUISITION AND OTHER

During the year ended December 31, 2017, we incurred $152 million (2016 - $644 million) in restructuring, acquisition and other expenses. These expenses in 2017 primarily consisted of severance costs associated with the targeted restructuring of our employee base and certain contract termination costs. In 2016, in addition to the $484 million impairment of assets and related onerous contract charges (see note 7), these expenses primarily consisted of severance costs associated with the targeted restructuring of our employee base and costs related to the wind-down of and changes to certain businesses. In 2017, the impairment of assets and related onerous contract charges (see note 7) has been reported within restructuring, acquisition and other compared to a separate classification in the Consolidated Statements of Income in 2016.

NOTE 10: FINANCE COSTS

		Years ended December 31
(In millions of dollars)	Note	2017	2016

Interest on borrowings [1]		740	758
Interest on post-employment benefits liability	22	12	9
(Gain) loss on foreign exchange		(107)	13
Change in fair value of derivative instruments		99	(16)
Capitalized interest		(18)	(18)
Other		20	15

Total finance costs		746	761
1 Interest on borrowings includes interest on short-term borrowings and on long-term debt.

FOREIGN EXCHANGE
We recognized $107 million in net foreign exchange gains in 2017 (2016 - $13 million in net losses). These gains in 2017 were primarily attributed to our US dollar-denominated commercial paper (US CP) program borrowings and the US dollar-denominated borrowings under our bank credit facilities that were not hedged for accounting purposes (see note 16). These foreign exchange gains were partially offset by the $99 million loss related to the change in fair value of derivatives (2016 - $16 million gain), which was primarily attributed to the debt derivatives we used to partially offset the foreign exchange risk related to these US dollar-denominated borrowings. In 2016, these foreign exchange losses were primarily attributed to the US dollar-denominated borrowings under our bank credit facilities that were not hedged for accounting purposes. These losses in 2016 were offset by the change in fair value of the derivatives, which was primarily a result of our debt derivatives that were used to offset the foreign exchange risk related to these US dollar-denominated borrowings.

Rogers Communications Inc.	26	2017 Annual Financial Statements

NOTE 11: OTHER (INCOME) EXPENSE

		Years ended December 31
(In millions of dollars)	Note	2017	2016

(Income) losses from associates and joint ventures	17	(14)	216
Net loss on divestitures pertaining to investments		—	11
Other investment income		(5)	(36)

Total other (income) expense		(19)	191

In 2016, we announced the decision to wind down our shomi joint venture. As a result of that decision, we recognized a net loss of $140 million, which was recorded in losses from associates and joint ventures, associated with the writedown of the investment and the estimated cost of our share of the remaining contractual obligations of shomi (most significantly video content costs). In 2017, we recognized a $20 million provision reversal related to the wind-down of shomi, which accompanied the windup of the partnership (see note 17). This reversal was recorded in income from associates and joint ventures (see note 19).

NOTE 12: INCOME TAXES

ACCOUNTING POLICY
Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:

•	the same taxable entity; or

•	different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

USE OF ESTIMATES AND JUDGMENTS
JUDGMENTS
We make significant judgments in interpreting tax rules and regulations when we calculate income tax expense. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

Rogers Communications Inc.	27	2017 Annual Financial Statements

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars)	2017	2016

Current tax expense:
Total current tax expense	351	386

Deferred tax expense (recovery):
Origination (reversal) of temporary differences	282	(65)
Revaluation of deferred tax balances due to legislative changes	2	3

Total deferred tax expense (recovery)	284	(62)

Total income tax expense	635	324
Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the income tax expense for the year.

	Years ended December 31
(In millions of dollars, except rates)	2017	2016

Statutory income tax rate	26.7%	26.6%
Income before income tax expense	2,346	1,159

Computed income tax expense	626	308
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	9	5
Non-deductible portion of equity losses	—	18
Non-deductible loss on available-for-sale investments	7	—
Income tax adjustment, legislative tax change	2	3
Non-taxable portion of capital gain	(10)	(7)
Other	1	(3)

Total income tax expense	635	324
Effective income tax rate	27.1%	28.0%

DEFERRED TAX ASSETS AND LIABILITIES

	As at December 31
(In millions of dollars)	2017	2016

Deferred tax assets	3	8
Deferred tax liabilities	(2,206)	(1,917)

Net deferred tax liability	(2,203)	(1,909)

Below is a summary of the movement of net deferred tax assets and liabilities during 2017 and 2016.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Other	Total

January 1, 2017	(947)	(953)	(61)	24	28	(1,909)
Expense in net income	(113)	(117)	(3)	(6)	(45)	(284)
(Expense) recovery in other comprehensive income	—	—	(62)	—	57	(5)
Other	—	(5)	—	—	—	(5)

December 31, 2017	(1,060)	(1,075)	(126)	18	40	(2,203)

Rogers Communications Inc.	28	2017 Annual Financial Statements

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Stub period income and partnership reserve	Investments	Non-capital loss carryforwards	Other	Total

January 1, 2016	(921)	(844)	(178)	(61)	32	(85)	(2,057)
(Expense) recovery in net income	(26)	(109)	178	7	(8)	20	62
(Expense) recovery in other comprehensive income	—	—	—	(7)	—	93	86

December 31, 2016	(947)	(953)	—	(61)	24	28	(1,909)

We have not recognized deferred tax assets for the following items:

	As at December 31
(In millions of dollars)	2017	2016

Capital losses in Canada that can be applied against future capital gains	—	1
Tax losses in foreign jurisdictions that expire between 2023 and 2036	41	36
Deductible temporary differences in foreign jurisdictions	23	14

Total unrecognized temporary differences	64	51

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for these temporary differences because we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these taxable temporary differences are not expected to result in any significant tax implications.

NOTE 13: EARNINGS PER SHARE

ACCOUNTING POLICY
We calculate basic earnings per share by dividing the net income or loss attributable to our RCI Class A Voting and RCI Class B Non-Voting shareholders by the weighted average number of RCI Class A Voting and RCI Class B Non-Voting shares (Class A Shares and Class B Non-Voting Shares, respectively) outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B Non-Voting shareholders and the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of the Company, they are considered potentially dilutive and are included in the calculation of the Company’s diluted net earnings per share if they have a dilutive impact in the period.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars, except per share amounts)	2017	2016

Numerator (basic) - Net income for the year	1,711	835

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	515	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	2	2

Weighted average number of shares outstanding - diluted	517	517

Earnings per share:
Basic	$3.32	$1.62
Diluted	$3.31	$1.62

Rogers Communications Inc.	29	2017 Annual Financial Statements

For the twelve months ended December 31, 2017, there were 489,835 options out of the money (2016 - nil) for purposes of the calculation of earnings per share. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 14: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY
We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value, and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The excess is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2017	2016

Customer accounts receivable	1,515	1,455
Other accounts receivable	587	553
Allowance for doubtful accounts	(61)	(59)

Total accounts receivable	2,041	1,949

NOTE 15: INVENTORIES

ACCOUNTING POLICY
We measure inventories, including wireless devices and merchandise for resale, at the lower of cost (determined on a first-in, first-out basis) and net realizable value. We reverse a previous writedown to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2017	2016

Wireless devices and accessories	251	236
Other finished goods and merchandise	62	79

Total inventories	313	315
Cost of equipment sales and merchandise for resale includes $2,231 million (2016 - $2,088 million) of inventory costs for 2017.

Rogers Communications Inc.	30	2017 Annual Financial Statements

NOTE 16: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY
Recognition
We initially recognize cash and cash equivalents, bank advances, accounts receivable, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

Classification and measurement
We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We initially measure all financial instruments at fair value plus, in the case of our financial instruments not classified as fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments. The classifications and methods of measurement subsequent to initial recognition of our financial assets and financial liabilities are as follows:

Financial instrument	Classification	Measurement method

Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Investments, available-for-sale	Available-for-sale [1]	Fair value

Financial liabilities
Bank advances	Other financial liabilities	Amortized cost
Short-term borrowings	Other financial liabilities [2]	Amortized cost
Accounts payable	Other financial liabilities	Amortized cost
Accrued liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities [2]	Amortized cost

Derivatives [3]
Debt derivatives [4]	Held-for-trading	Fair value
Bond forwards	Held-for-trading	Fair value
Expenditure derivatives	Held-for-trading	Fair value
Equity derivatives	Held-for-trading [5]	Fair value

[1]
Subsequently measured at fair value with changes recognized in other comprehensive income. The net change subsequent to initial recognition, in the case of investments, is reclassified into net income upon disposal of the investment or when the investment becomes impaired.

[2]	Subsequently measured at amortized cost using the effective interest method.

[3]
The derivatives can be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

[4]	Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes.

[5]	Subsequent changes are offset against stock-based compensation expense or recovery in operating costs.

Offsetting financial assets and financial liabilities
We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

Derivative instruments
We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivative	The risk they manage		Types of derivative instruments
Debt derivatives	●	Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated long-term debt	●	Cross-currency interest rate exchange agreements
			●	Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	●	Impact of fluctuations in market interest rates on forecasted interest payments for expected long-term debt	●	Forward interest rate agreements
Expenditure derivatives	●	Impact of fluctuations in foreign exchange rates on forecasted US dollar-denominated expenditures	●	Forward foreign exchange agreements
Equity derivatives	●	Impact of fluctuations in share price on stock-based compensation expense	●	Total return swap agreements

Rogers Communications Inc.	31	2017 Annual Financial Statements

We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts in order to identify embedded derivatives requiring separation from the host contracts and account for these embedded derivatives as separate derivatives when we first become party to a contract.

Hedging reserve
The hedging reserve represents the accumulated change in fair value of the derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs
We defer transaction costs associated with issuing long-term debt and direct costs we pay to lenders to obtain revolving credit facilities and amortize them using the effective interest method over the life of the related instrument.

Available-for-sale financial assets reserve
The available-for-sale financial assets reserve represents the accumulated change in fair value of our available-for-sale investments, less accumulated impairment losses related to the investments and accumulated amounts reclassified into net income upon disposal of investments.

Impairment testing
We consider a financial asset impaired if there is objective evidence that one or more events have had a negative effect on its estimated future cash flows and the effect can be reliably estimated. Financial assets that are significant in value are tested for impairment individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:

•
loans and receivables - we measure an impairment loss for loans and receivables as the excess of the carrying amount of the asset over the present value of future cash flows we expect to derive from it, if any. The difference is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

•
available-for-sale financial assets - we measure an impairment loss on available-for-sale financial assets as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is reclassified from the available-for-sale reserve in shareholders' equity to net income.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments’ discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

JUDGMENTS
We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecasted transactions designated as hedged items in hedging relationships will materialize as forecasted, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

Rogers Communications Inc.	32	2017 Annual Financial Statements

EXPLANATORY INFORMATION
We are exposed to credit, liquidity, market price, foreign exchange, and interest rate risks. Our primary risk management objective is to protect our income, cash flows, and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. Below is a summary of our risk exposure by financial instrument.

Financial instrument	Financial risks

Financial assets
Cash and cash equivalents	Credit and foreign exchange
Accounts receivable	Credit and foreign exchange
Investments, available-for-sale	Liquidity, market price, and foreign exchange

Financial liabilities
Bank advances	Liquidity
Short-term borrowings	Liquidity, foreign exchange, and interest rate
Accounts payable	Liquidity
Accrued liabilities	Liquidity
Long-term debt	Liquidity, foreign exchange, and interest rate

Derivatives [1]
Debt derivatives	Credit, liquidity, and foreign exchange
Bond forwards	Credit, liquidity, and interest rate
Expenditure derivatives	Credit, liquidity, and foreign exchange
Equity derivatives	Credit, liquidity, and market price

[1]	Derivatives can be in an asset or liability position at a point in time historically or in the future.

CREDIT RISK
Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our accounts receivable and to our debt and expenditure derivatives. Our broad customer base limits the concentration of this risk. Our accounts receivable on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts, which management estimates based on prior experience and an assessment of the current economic environment. We believe that our allowance for doubtful accounts sufficiently reflects the credit risk associated with our accounts receivable. As at December 31, 2017, $489 million (2016 - $541 million) of gross accounts receivable are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

Below is summary of the aging of our customer accounts receivable.

	As at December 31
(In millions of dollars)	2017	2016

Customer accounts receivables (net of allowance for doubtful accounts)
Less than 30 days past billing date	896	849
30-60 days past billing date	303	298
61-90 days past billing date	113	134
Greater than 90 days past billing date	73	115

Total	1,385	1,396

Rogers Communications Inc.	33	2017 Annual Financial Statements

Below is a summary of the activity related to our allowance for doubtful accounts.

	Years ended December 31
(In millions of dollars)	2017	2016

Balance, beginning of year	59	86
Allowance for doubtful accounts expense	88	54
Net use	(86)	(81)

Balance, end of year	61	59

We use various controls and processes, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that our current credit loss experience will continue.

Credit risk related to our debt derivatives, bond forwards, expenditure derivatives, and equity derivatives arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a S&P Global Ratings (or the equivalent) ranging from A+ to AA-.

LIQUIDITY RISK
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 3). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Below is a summary of the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2017 and 2016.

December 31, 2017	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(In millions of dollars)	amount	cash flows	1 year	years	years	5 years

Bank advances	6	6	6	—	—	—
Short-term borrowings	1,585	1,585	1,585	—	—	—
Accounts payable and accrued liabilities	2,931	2,931	2,931	—	—	—
Long-term debt	14,448	14,555	1,756	1,800	2,050	8,949
Other long-term financial liabilities	9	9	2	3	2	2
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	—	1,538	1,093	445	—	—
Cash inflow (Canadian dollar equivalent of US dollar)	—	(1,506)	(1,054)	(452)	—	—
Equity derivative instruments	—	(68)	(68)	—	—	—
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	—	7,417	1,435	—	—	5,982
Cash inflow (Canadian dollar equivalent of US dollar) [1]	—	(8,405)	(1,756)	—	—	(6,649)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	—	956	956	—	—	—
Cash inflow (Canadian dollar equivalent of US dollar) [1]	—	(934)	(934)	—	—	—
Bond forwards	—	64	64	—	—	—
Net carrying amount of derivatives (asset)	(1,094)
	17,885	18,148	6,016	1,796	2,052	8,284

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

Rogers Communications Inc.	34	2017 Annual Financial Statements

December 31, 2016	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(In millions of dollars)	amount	cash flows	1 year	years	years	5 years

Bank advances	71	71	71	—	—	—
Short-term borrowings	800	800	800	—	—	—
Accounts payable and accrued liabilities	2,783	2,783	2,783	—	—	—
Long-term debt	16,080	16,197	750	3,081	2,350	10,016
Other long-term financial liabilities	18	18	—	12	3	3
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	—	1,708	1,240	468	—	—
Cash inflow (Canadian dollar equivalent of US dollar)	—	(1,732)	(1,249)	(483)	—	—
Equity derivative instruments	—	(8)	(8)	—	—	—
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	—	7,417	—	1,435	—	5,982
Cash inflow (Canadian dollar equivalent of US dollar) [1]	—	(8,996)	—	(1,880)	—	(7,116)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	—	201	201	—	—	—
Cash inflow (Canadian dollar equivalent of US dollar) [1]	—	(201)	(201)	—	—	—
Bond forwards	—	51	—	51	—	—
Net carrying amount of derivatives (asset)	(1,659)
	18,093	18,309	4,387	2,684	2,353	8,885

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

Below is a summary of the net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2017 and 2016.

December 31, 2017	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
(in millions of dollars)
Net interest payments	712	1,160	908	5,409

December 31, 2016	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
(in millions of dollars)
Net interest payments	727	1,294	1,033	5,832

MARKET PRICE RISK
Market price risk is the risk that changes in market prices, such as fluctuations in the market prices of our available-for-sale investments or our share price will affect our income, cash flows, or the value of our financial instruments. The derivative instruments we use to manage this risk are described in this note.

Market price risk - publicly-traded investments
We manage risk related to fluctuations in the market prices of our investments in publicly-traded companies by regularly reviewing publicly available information related to these investments to ensure that any risks are within our established levels of risk tolerance. We do not engage in risk management practices such as hedging, derivatives, or short selling with respect to our publicly-traded investments.

Market price risk - Class B Non-Voting Shares
Our liability related to stock-based compensation is remeasured at fair value each period. Stock-based compensation expense is affected by the change in the price of our Class B Non-Voting Shares during the life of an award, including stock options, restricted share units (RSUs), and deferred share units (DSUs). We use equity derivatives from time to time to manage the exposure in our stock-based compensation liability. As a result of our equity derivatives, a one-dollar change in the price of a Class B Non-Voting Shares would not have a material effect on net income.

FOREIGN EXCHANGE RISK
We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated long-term debt and short-term borrowings. We designate the debt derivatives related to our senior notes and senior debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We have not designated the debt derivatives related to our US CP program as hedges for accounting purposes. We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them as hedges for certain of our forecasted operational and capital expenditures. As at December 31, 2017, all of our US dollar-denominated long-term debt and short-term borrowings were hedged against fluctuations in foreign exchange rates using debt derivatives. With respect

Rogers Communications Inc.	35	2017 Annual Financial Statements

to our long-term debt and US CP program, as a result of our debt derivatives, a one-cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant risk from fluctuations in foreign exchange rates as at December 31, 2017.

INTEREST RATE RISK
We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings and bank credit facilities. We were previously exposed to risk of changes in market interest rates due to our $250 million floating rate senior unsecured notes that were repaid this year. As at December 31, 2017, 89.5% of our outstanding long-term debt and short-term borrowings was at fixed interest rates (2016 - 91.2%).

Below is a sensitivity analysis for significant exposures with respect to our publicly-traded investments, expenditure derivatives, short-term borrowings, senior notes, and bank credit facilities as at December 31, 2017 and 2016 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

	Net income		Other comprehensive income
(Change in millions of dollars)	2017	2016	2017	2016
Share price of publicly-traded investments
$1 change	—	—	14	14
Expenditure derivatives - change in foreign exchange rate
$0.01 change in Cdn$ relative to US$	—	—	9	9
Short-term borrowings
1% change in interest rates	12	6	—	—
Senior notes (floating)
1% change in interest rates	—	2	—	—
Bank credit facilities (floating)
1% change in interest rates	—	2	—	—

DERIVATIVE INSTRUMENTS
As at December 31, 2017 and 2016, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.

Below is a summary of our net asset (liability) position for our various derivatives.

	As at December 31, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,301
As liabilities	1,500	1.3388	2,008	(149)
Short-term debt derivatives not accounted for as hedges:
As liabilities	746	1.2869	960	(23)
Net mark-to-market debt derivative asset				1,129
Bond forwards accounted for as cash flow hedges:
As liabilities			900	(64)
Expenditure derivatives accounted for as cash flow hedges:
As assets	240	1.2239	294	5
As liabilities	960	1.2953	1,243	(44)
Net mark-to-market expenditure derivative liability				(39)
Equity derivatives not accounted for as hedges:
As assets			276	68

Net mark-to-market asset				1,094

Rogers Communications Inc.	36	2017 Annual Financial Statements

	As at December 31, 2016
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,751
As liabilities	1,500	1.3388	2,008	(68)
Short-term debt derivatives not accounted for as hedges:
As liabilities	150	1.3407	201	—
Net mark-to-market debt derivative asset				1,683
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(51)
Expenditure derivatives accounted for as cash flow hedges:
As assets	990	1.2967	1,284	40
As liabilities	300	1.4129	424	(21)
Net mark-to-market expenditure derivative asset				19
Equity derivatives not accounted for as hedges:
As assets	—	—	270	8

Net mark-to-market asset				1,659

Below is a summary of the net cash payments on debt derivatives and forward contracts.

	Years ended December 31
(In millions of dollars)	2017	2016

Proceeds on debt derivatives related to US commercial paper	9,692	—
Proceeds on debt derivatives related to credit facility borrowings	2,310	11,167
Total proceeds on debt derivatives	12,002	11,167

Payments on debt derivatives related to US commercial paper	(9,754)	—
Payments on debt derivatives related to credit facility borrowings	(2,327)	(11,159)
Payments on termination of forward contracts	—	(53)
Total payments on debt derivatives and forward contracts	(12,081)	(11,212)

Net payments on settlement of debt derivatives and forward contracts	(79)	(45)

Below is a summary of the changes in fair value of our derivative instruments for 2017 and 2016.

Year ended December 31, 2017	Debt derivatives (hedged)	Debt derivatives (unhedged)	Bond forwards	Expenditure derivatives	Equity derivatives	Total instruments
(In millions of dollars)

Derivative instruments, beginning of period	1,683	—	(51)	19	8	1,659
Proceeds received from settlement of derivatives	—	(12,002)	—	(1,207)	(6)	(13,215)
Payment on derivatives entered	—	12,081	—	1,240	—	13,321
(Decrease) increase in fair value of derivatives	(531)	(102)	(13)	(91)	66	(671)

Derivative instruments, end of period	1,152	(23)	(64)	(39)	68	1,094

Mark-to-market asset	1,301	—	—	5	68	1,374
Mark-to-market liability	(149)	(23)	(64)	(44)	—	(280)

Mark-to-market asset (liability)	1,152	(23)	(64)	(39)	68	1,094

Rogers Communications Inc.	37	2017 Annual Financial Statements

Year ended December 31, 2016	Debt derivatives (hedged)	Debt derivatives (unhedged)	Bond forwards	Expenditure derivatives	Equity derivatives	Total instruments
(In millions of dollars)

Derivative instruments, beginning of period	2,028	—	(91)	158	(15)	2,080
Proceeds received from settlement of derivatives	—	(11,167)	—	(1,116)	(2)	(12,285)
Payment on derivatives entered	—	11,159	53	1,025	—	12,237
(Decrease) increase in fair value of derivatives	(345)	8	(13)	(48)	25	(373)

Derivative instruments, end of period	1,683	—	(51)	19	8	1,659

Mark-to-market asset	1,751	—	—	40	8	1,799
Mark-to-market liability	(68)	—	(51)	(21)	—	(140)

Mark-to-market asset (liability)	1,683	—	(51)	19	8	1,659

Below is a summary of the derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

	As at December 31
(In millions of dollars)	2017	2016

Current asset	421	91
Long-term asset	953	1,708
	1,374	1,799

Current liability	(133)	(22)
Long-term liability	(147)	(118)
	(280)	(140)

Net mark-to-market asset	1,094	1,659

As at December 31, 2017, US$6.7 billion notional amount of our outstanding debt derivatives have been designated as hedges for accounting purposes (2016 - US$6.7 billion). As at December 31, 2017, 100% of our currently outstanding bond forwards and expenditure derivatives have been designated as hedges for accounting purposes (2016 - 100%). In 2017, we recognized a $3 million increase to net income related to hedge ineffectiveness (2016 - $5 million increase).

Debt derivatives
We use cross-currency interest exchange agreements to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments, credit facility borrowings, and commercial paper borrowings (see note 18). We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility borrowings or commercial paper borrowings as hedges for accounting purposes.

Rogers Communications Inc.	38	2017 Annual Financial Statements

During 2017 and 2016, we entered into and settled debt derivatives related to our credit facility borrowings and US CP program as follows:

	Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	1,610	1.32	2,126
Debt derivatives settled	1,760	1.32	2,327

Net cash paid			(17)

Commercial paper program
Debt derivatives entered	8,266	1.30	10,711
Debt derivatives settled	7,521	1.29	9,692

Net cash paid			(62)

	Year ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	8,683	1.31	11,360
Debt derivatives settled	8,533	1.31	11,159

Net cash received			8

We did not enter into any debt derivatives related to senior notes in 2017. In 2016, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the US dollar-denominated senior notes issued on November 4, 2016 (see note 20). Below is a summary of the debt derivatives we entered into to hedge senior notes issued during 2016.

(In millions of dollars, except for coupon and interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

November 4, 2016	500	2026	2.900%	2.834%	671

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

We did not settle any debt derivatives related to senior notes during 2017 and 2016.

Bond forwards
During 2017 or 2016, we did not enter into any new bond forwards.

Below is a summary of the bond forwards into which we have entered to hedge the underlying Government of Canada (GoC) 10-year rate for anticipated future debt that were outstanding as at December 31, 2017 and 2016.

(In millions of dollars, except interest rates)
GoC term (years)	Effective date	Maturity date [1]	Notional amount	Hedged GoC interest rate as at December 31, 2017	Hedged GoC interest rate as at December 31, 2016 [1]	2017	2016
10	December 2014	April 30, 2018	500	2.85%	2.52%	500	500
30	December 2014	December 31, 2018	400	2.65%	2.62%	400	400

Total			900			900	900

[1]
Bond forwards with maturity dates beyond December 31, 2017 are subject to GoC rate re-setting from time to time. The $400 million due in December 2018 was extended in December 2017 such that its rate will reset in April 2018.

Rogers Communications Inc.	39	2017 Annual Financial Statements

On November 4, 2016, we exercised a $500 million notional bond forward due January 4, 2017 in relation to the issuance of the US$500 million senior notes due 2026 and paid $53 million to settle the derivative. The amount paid represents the fair value of the bond forward at the time of settlement and will be reclassified into finance costs from the hedging reserve using the effective interest rate method over the life of the US$500 million senior notes due 2026.

Expenditure derivatives
Below is a summary of the expenditure derivatives into which we entered during 2017 and 2016 to manage foreign exchange risk related to certain forecasted expenditures.

	Years ended December 31
	2017			2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	840	1.27	1,070	990	1.33	1,318
Expenditure derivatives settled	930	1.33	1,240	840	1.22	1,025

As at December 31, 2017, we had US$1,200 million of expenditure derivatives outstanding (2016 - US$1,290 million), at an average rate of $1.28/US$ (2016 - $1.32/US$), with terms to maturity ranging from January 2018 to December 2019 (2016 - January 2017 to December 2018). Our outstanding expenditure derivatives maturing in 2018 are hedged at an average exchange rate of $1.30/US$.

Equity derivatives
We have equity derivatives to hedge market price appreciation risk associated with Class B Non-Voting Shares that have been granted under our stock-based compensation programs for stock options, RSUs, and DSUs (see note 24). The equity derivatives were originally entered into at a weighted average price of $50.37 with terms to maturity of one year, extendible for further one-year periods with the consent of the hedge counterparties. In 2017, we executed extension agreements for each of our equity derivative contracts under substantially the same committed terms and conditions with revised expiry dates of April 2018 (from April 2017). The equity derivatives have not been designated as hedges for accounting purposes.

During 2017, we settled existing equity derivatives for net proceeds of $6 million and entered into new derivatives on 1.0 million Class B Non-Voting Shares with an expiry date of March 2018. In August 2016, we settled 0.3 million equity derivatives at a weighted average price of $58.16 as a result of a reduction in the number of share-based compensation units outstanding.

During 2017, we recognized a recovery, net of interest receipts, of $74 million (2016 - $33 million recovery), in stock-based compensation expense related to the change in fair value of our equity derivative contracts net of received payments. As at December 31, 2017, the fair value of the equity derivatives was an asset of $68 million (2016 - $8 million asset), which is included in current portion of derivative instruments.

As at December 31, 2017, we had equity derivatives outstanding for 5.4 million (2016 - 5.4 million) Class B Non-Voting Shares with a weighted average price of $51.44 (2016 - $50.30).

FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly-traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For these debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.

Rogers Communications Inc.	40	2017 Annual Financial Statements

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;

•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices;

•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at December 31, 2017 and 2016 and there were no transfers between Level 1, Level 2, or Level 3 during the respective periods.

Below is a summary of the financial instruments carried at fair value.

					As at December 31
	Carrying value		Fair value (Level 1)		Fair value (Level 2)
(In millions of dollars)	2017	2016	2017	2016	2017	2016
Financial assets
Available-for-sale, measured at fair value:
Investments in publicly-traded companies	1,465	1,047	1,465	1,047	—	—
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,301	1,751	—	—	1,301	1,751
Expenditure derivatives accounted for as cash flow hedges	5	40	—	—	5	40
Equity derivatives not accounted for as cash flow hedges	68	8	—	—	68	8
Total financial assets	2,839	2,846	1,465	1,047	1,374	1,799

Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	149	68	—	—	149	68
Debt derivatives not accounted for as hedges	23	—	—	—	23	—
Bond forwards accounted for as cash flow hedges	64	51	—	—	64	51
Expenditure derivatives accounted for as cash flow hedges	44	21	—	—	44	21
Total financial liabilities	280	140	—	—	280	140

Below is a summary of the fair value of our long-term debt.

			As at December 31
(In millions of dollars)		2017		2016
	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]
Long-term debt (including current portion)	14,448	16,134	16,080	17,628

[1]	Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy, based on year-end trading values.

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2017 and 2016.

NOTE 17: INVESTMENTS

ACCOUNTING POLICY
Investments in publicly-traded and private companies
We classify our investments in companies where we have no control or significant influence as available-for-sale investments and account for them as follows:

•	publicly-traded companies - at fair value based on publicly quoted prices; and

•	private companies - at fair value using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements
An entity is an associate when we have significant influence over the entity's financial and operating policies but do not control the entity. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:

•	joint ventures - when we have the rights to the net assets of the arrangement; and

•	joint operations - when we have the rights to the assets and obligations for the liabilities related to the arrangement.

Rogers Communications Inc.	41	2017 Annual Financial Statements

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

We initially recognize our investments in associates and joint ventures at cost and subsequently increase or decrease the carrying amounts based on our share of each entity's income or loss. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures
At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2017	2016

Investments in:
Publicly-traded companies	1,465	1,047
Private companies	167	169
Investments, available-for-sale	1,632	1,216
Investments, associates and joint ventures	929	958

Total investments	2,561	2,174

INVESTMENTS, AVAILABLE-FOR-SALE
Publicly-traded companies
We hold a number of interests in publicly-traded companies. This year we recognized realized losses of nil and unrealized gains of $418 million (2016 - nil of realized losses and $81 million of unrealized gains) with corresponding amounts in net income and other comprehensive income, respectively.

INVESTMENTS, ASSOCIATES, AND JOINT VENTURES
We have interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)
MLSE, a sports and entertainment company, owns and operates the Air Canada Centre, the NHL's Toronto Maple Leafs, the NBA's Toronto Raptors, MLS' Toronto FC, the CFL's Toronto Argonauts, the AHL's Toronto Marlies, and other assets. We, along with BCE Inc. (BCE), jointly own an indirect net 75% equity interest in MLSE with our portion representing a 37.5% equity interest in MLSE. Our investment in MLSE is accounted for as a joint venture using the equity method.

Glentel
Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. We own a 50% equity interest in Glentel, with the remaining 50% interest owned by BCE. Our investment in Glentel is accounted for as a joint venture using the equity method.

shomi
shomi was a joint venture equally owned by Rogers and Shaw and previously operated a premium subscription video-on-demand service offering movies and television series for viewing online and through cable set-top boxes. Our investment in shomi was accounted for as a joint venture using the equity method. In 2016, we announced the decision to wind down our shomi joint venture (see note 11). In 2017, the remaining assets associated with shomi were transferred to their respective partners and the partnership was officially wound up.

Rogers Communications Inc.	42	2017 Annual Financial Statements

Below is a summary of financial information pertaining to our significant associates and joint ventures and our portions thereof.

	As at or years ended December 31
(In millions of dollars)	2017	2016

Current assets	515	518
Long-term assets	3,269	3,391
Current liabilities	(1,184)	(1,186)
Long-term liabilities	(825)	(1,082)

Total net assets	1,775	1,641

Our share of net assets	927	834

Revenue	1,706	1,596
Expenses	(1,686)	(2,027)

Net income (loss)	20	(431)

Our share of net income (loss)	14	(216)

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value.

NOTE 18: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at December 31, 2017 and 2016.

	As at December 31
(In millions of dollars)	2017	2016

Accounts receivable securitization program	650	800
US commercial paper program	935	—

Total short-term borrowings	1,585	800

Below is a summary of the activity relating to our short-term borrowings for the years ended December 31, 2017 and 2016.

	Year ended December 31, 2017			Year ended December 31, 2016
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from accounts receivable securitization			530			295
Repayment of accounts receivable securitization			(680)			(295)
Net repayment of accounts receivable securitization			(150)			—

Proceeds received from US commercial paper	8,267	1.30	10,712	—	—	—
Repayment of US commercial paper	(7,530)	1.29	(9,704)	—	—	—
Net proceeds received from US commercial paper	737	1.37	1,008			—

Net proceeds received on short-term borrowings			858			—

Rogers Communications Inc.	43	2017 Annual Financial Statements

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM
We participate in an accounts receivable securitization program with a Canadian financial institution that allows us to sell certain trade receivables into the program. As at December 31, 2017, the proceeds of the sales were committed up to a maximum of $1,050 million (2016 - $1,050 million). Effective July 8, 2016, we extended the term of the program from January 1, 2018 to January 1, 2019. Effective October 27, 2017, we further extended the term of the program to November 1, 2020.

	As at December 31
(In millions of dollars)	2017	2016

Trade accounts receivable sold to buyer as security	1,355	1,460
Short-term borrowings from buyer	(650)	(800)

Overcollateralization	705	660

	Years ended December 31
(In millions of dollars)	2017	2016

Accounts receivable securitization program, beginning of period	800	800
Net repayment of accounts receivable securitization	(150)	—

Accounts receivable securitization program, end of period	650	800

We continue to service and retain substantially all of the risks and rewards relating to the accounts receivable we sell, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as short-term borrowings. The buyer's interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

US COMMERCIAL PAPER PROGRAM
In 2017, we entered into a US CP program that allowed us to issue up to a maximum aggregate principal amount of US$1 billion. In December 2017, we increased the maximum aggregate principal amount allowed under our US CP program to US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. Borrowings under our US CP program are classified as short-term borrowings on our Consolidated Statements of Financial Position when they are due within one year from the date of the financial statements.

	Year ended December 31, 2017
	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)

US commercial paper, beginning of period	—	—	—
Net proceeds received from US commercial paper	737	1.37	1,008
Discounts on issuance [1]	9	1.33	12
Gain on foreign exchange [1]			(85)

US commercial paper, end of period	746	1.25	935
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 16). We have not designated these debt derivatives as hedges for accounting purposes.

Rogers Communications Inc.	44	2017 Annual Financial Statements

NOTE 19: PROVISIONS

ACCOUNTING POLICY
Decommissioning and restoration costs
We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and we therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original conditions when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management's best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in property, plant and equipment and depreciate the asset based on the corresponding asset’s useful life following our depreciation policies for property, plant and equipment. We recognize the accretion of the liability as a charge to finance costs on the Consolidated Statements of Income.

Restructuring
We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan's main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as provisions; otherwise they are recognized as accrued liabilities. All charges are recognized in restructuring, acquisition and other on the Consolidated Statements of Income (see note 9).

Onerous contracts
We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain, which can require us to use significant estimates.

JUDGMENTS
Significant judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

EXPLANATORY INFORMATION

(In millions of dollars)	Decommissioning Liabilities	shomi	Other	Total

December 31, 2016	35	112	20	167
Additions	—	—	1	1
Adjustments to existing provisions	4	—	—	4
Reversals	—	(20)	—	(20)
Amounts used	(4)	(92)	(17)	(113)

December 31, 2017	35	—	4	39

Current	2	—	2	4
Long-term	33	—	2	35

Decommissioning and restoration costs
Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will ultimately be required for these sites is uncertain.

shomi
In 2016, we announced the decision to wind down our shomi joint venture. shomi was equally owned by Rogers and Shaw. We were therefore responsible for our portion of any remaining contractual liabilities (most significantly video content costs) incurred by the venture. In 2016, we recognized a provision related to our share of the remaining obligations based on our

Rogers Communications Inc.	45	2017 Annual Financial Statements

best estimate of the expected future costs. In 2017, we recognized a $20 million provision reversal related to the wind-down of shomi (see note 11).

Other
Other provisions include various legal claims, which are expected to be settled within five years.

NOTE 20: LONG-TERM DEBT

					As at December 31
(In millions of dollars, except interest rates)	Due date		Principal amount	Interest rate	2017	2016

Bank credit facilities (Cdn$ portion)				Floating	—	100
Bank credit facilities (US$ portion)		US		Floating	—	201
Senior notes	2017		250	Floating	—	250
Senior notes	2017		500	3.000%	—	500
Senior notes	2018	US	1,400	6.800%	1,756	1,880
Senior notes	2019		400	2.800%	400	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	627	671
Senior notes	2023	US	850	4.100%	1,066	1,141
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	878	940
Senior notes	2026	US	500	2.900%	627	671
Senior debentures [1]	2032	US	200	8.750%	251	269
Senior notes	2038	US	350	7.500%	439	470
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	627	671
Senior notes	2043	US	650	5.450%	816	873
Senior notes	2044	US	1,050	5.000%	1,318	1,410
					14,555	16,197
Deferred transaction costs and discounts					(107)	(117)
Less current portion					(1,756)	(750)

Total long-term debt					12,692	15,330

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2017 and 2016.

Each of the above senior notes and debentures are unsecured and, as at December 31, 2017, were guaranteed by RCCI, ranking equally with all of RCI's other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 16).

Rogers Communications Inc.	46	2017 Annual Financial Statements

The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2017 and 2016.

	Year ended December 31, 2017			Year ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			1,730			1,140
Credit facility borrowings (US$)	960	1.32	1,269	2,188	1.31	2,877
Total credit facility borrowings			2,999			4,017

Credit facility repayments (Cdn$)			(1,830)			(1,540)
Credit facility repayments (US$)	(1,110)	1.31	(1,453)	(2,038)	1.32	(2,686)
Total credit facility repayments			(3,283)			(4,226)

Net repayments under credit facilities			(284)			(209)

Senior note issuances (US$)	—	—	—	500	1.34	671
Senior note repayments (Cdn$)			(750)			(1,000)

Net repayment of senior notes			(750)			(329)

Net repayment of long-term debt			(1,034)			(538)

	Years ended December 31
(In millions of dollars)	2017	2016

Long-term debt net of transaction costs, beginning of period	16,080	16,870
Net repayment of long-term debt	(1,034)	(538)
Gain on foreign exchange	(608)	(245)
Deferred transaction costs incurred	(3)	(12)
Amortization of deferred transaction costs	13	5

Long-term debt net of transaction costs, end of period	14,448	16,080

WEIGHTED AVERAGE INTEREST RATE
As at December 31, 2017, our effective weighted average interest rate on all debt and short-term borrowings, including the effect of all of the associated debt derivative and bond forward instruments, was 4.70% (2016 - 4.72%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES
Our $3.2 billion revolving credit facility is available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% over the bankers' acceptance rate or London Inter-Bank Offered Rate.

In 2017, we amended our revolving credit facility to, among other things, extend the maturity date of the original $2.5 billion facility from September 2020 to March 2022. In addition, we added a $700 million tranche to the facility that matures in March 2020. As a result, the total credit limit for the facility is now $3.2 billion.

In 2017, we repaid the entire balance that was outstanding under our non-revolving bank credit facility. As a result of this repayment, this facility was terminated.

Effective April 1, 2016, we amended our $2.5 billion revolving credit facility to, among other things, extend the maturity date from July 2019 to September 2020. At the same time, we also amended the $1.0 billion non-revolving credit facility to, among other things, extend the maturity date from April 2017 to April 2018. As a result of the repayments made during 2016, we reduced the amount of borrowings available under our non-revolving credit facility from $1.0 billion to $301 million.

As at December 31, 2017, we had nil drawn under our bank credit facilities (2016 - $301 million ($100 million and US$150 million)). We had entered into debt derivatives related to the US dollar-denominated portion of these borrowings to convert all the interest and principal payment obligations to Canadian dollars (see note 16) as at December 31, 2016.

Rogers Communications Inc.	47	2017 Annual Financial Statements

As at December 31, 2017, we had available liquidity of $2.3 billion (2016 - $2.4 billion) under our $3.3 billion bank and letter of credit facilities (2016 - $2.9 billion), of which we had utilized $0.1 billion (2016 - $0.4 billion) and reserved $0.9 billion to backstop amounts outstanding under our US CP program borrowings (2016 - nil).

SENIOR NOTES AND DEBENTURES
We pay interest on all of our fixed-rate senior notes and debentures on a semi-annual basis. We paid interest on our floating rate senior notes on a quarterly basis.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

Issuance of senior notes
Below is a summary of the senior notes that we issued in 2016. We did not issue any senior notes in 2017.

(In millions of dollars, except interest rates and discounts)
Date Issued		Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)

2016 issuances
November 4, 2016	US	500	2026	2.900%	98.354%	671	17

[1]	Gross proceeds before transaction costs and discounts.

[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Concurrent with the 2016 issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars (see note 16).

On February 8, 2018, we issued US$750 million senior notes due 2048 at a rate of 4.300%. At the same time, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance. We intend to use these funds for general corporate purposes, which may include the repayment at maturity of our outstanding commercial paper under our US CP program.

Repayment of senior notes and related derivative settlements
Below is a summary of the repayment of our senior notes during 2017 and 2016. There were no debt derivatives associated with these repayments.

(In millions of dollars)
Maturity date	Notional amount (Cdn$)

2017 repayments
March 2017	250
June 2017	500
Total for 2017	750

2016 repayments
May 2016	1,000

PRINCIPAL REPAYMENTS
Below is a summary of the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2017.

(In millions of dollars)
2018	1,756
2019	900
2020	900
2021	1,450
2022	600
Thereafter	8,949
Total long-term debt	14,555

Rogers Communications Inc.	48	2017 Annual Financial Statements

TERMS AND CONDITIONS
As at December 31, 2017 and 2016, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment-grade ratings by at least two of three specified credit rating agencies. As at December 31, 2017, these public debt securities were assigned an investment-grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment-grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

NOTE 21: OTHER LONG-TERM LIABILITIES

		As at December 31
(In millions of dollars)	Note	2017	2016

Deferred pension liability	22	460	404
Supplemental executive retirement plan	22	66	62
Stock-based compensation	24	66	64
Other		21	32

Total other long-term liabilities		613	562

NOTE 22: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY
Post-employment benefits - defined benefit pension plans
We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high-quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:

•	expected rates of salary increases for calculating increases in future benefits;

•	mortality rates for calculating the life expectancy of plan members; and

•	past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in operating costs on the Consolidated Statements of Income in the periods the employees provide the related services.

Post-employment benefits - Defined Contribution Pension Plan
On July 1, 2016, we closed the defined benefit pension plans to new members and introduced a Defined Contribution Pension Plan. This change did not impact current members; any employee enrolled in any of the defined benefit pension plans continues to earn pension benefits and credited service in their respective plan.

We recognize a pension expense in relation to our contributions to the Defined Contribution Pension Plan when the employee provides service to the Company.

Termination benefits
We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

Rogers Communications Inc.	49	2017 Annual Financial Statements

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined benefit pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees' compensation levels at the time of retirement. Maximum retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2017.

Principal actuarial assumptions

	2017	2016
Weighted average of significant assumptions:

Defined benefit obligation
Discount rate	3.7%	4.1%
Rate of compensation increase	3.0%	3.0%
Mortality rate	CIA Private with CPM B Scale	CIA Private with CPM B Scale
Pension expense
Discount rate	4.1%	4.3%
Rate of compensation increase	3.0%	3.0%
Mortality rate	CIA Private with CPM B Scale	CIA Private with CPM B Scale

Sensitivity of key assumptions
In the sensitivity analysis shown below, we determine the defined benefit obligation for our funded plans using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation		Increase (decrease) in pension expense
(In millions of dollars)	2017	2016	2017	2016

Discount rate
Impact of 0.5% increase	(207)	(174)	(25)	(21)
Impact of 0.5% decrease	237	199	27	23

Rate of future compensation increase
Impact of 0.25% increase	21	18	4	4
Impact of 0.25% decrease	(21)	(18)	(4)	(4)

Mortality rate
Impact of 1 year increase	49	48	6	5
Impact of 1 year decrease	(52)	(49)	(6)	(5)

EXPLANATORY INFORMATION
We sponsor a number of contributory and non-contributory pension arrangements for employees, including defined benefit and defined contributions plans. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The Rogers Defined Benefit Pension Plan provides a defined pension based on years of service and earnings, with no increases in retirement for inflation. The plan was closed to new members on July 1, 2016. Participation in the plan was voluntary and enrolled employees are required to make regular contributions into the plan. In 2009 and 2011, we purchased group annuities for our then-retirees. Accordingly, the current plan members are primarily active Rogers employees as opposed to retirees. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined benefit pension plan under the Income Tax Act (Canada)’s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Pension Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are closed legacy defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications

Rogers Communications Inc.	50	2017 Annual Financial Statements

Inc. is similar to the main pension plan but only federally regulated employees from the Cable business were eligible to participate; this plan was closed to new members on July 1, 2016.

In addition to the defined benefit pension plans, we also provide various defined contribution plans to certain groups of employees of the Company and to employees hired after March 31, 2016 who choose to join. Additionally, we provide other tax-deferred savings arrangements, including a Group RRSP and a Group TFSA program, which are accounted for as deferred contribution arrangements.

The Pension Committee of the Board oversees the administration of our registered pension plans, which includes the following principal areas:

•	overseeing the funding, administration, communication, and investment management of the plans;

•	selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial, and investment management services;

•	proposing, considering, and approving amendments;

•	proposing, considering, and approving amendments to the Statement of Investment Policies and Procedures;

•	reviewing management and actuarial reports prepared in respect of the administration of the pension plans; and

•	reviewing and approving the audited financial statements of the pension plan funds.

The assets of the defined benefit pension plans are held in segregated accounts that are isolated from our assets. They are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plan. Investment and market return risk is managed by:

•	contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;

•	specifying the kinds of investments that can be held in the plans and monitoring compliance;

•	using asset allocation and diversification strategies; and

•	purchasing annuities from time to time.

The funded pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. Two of the defined contribution plans are registered with the Financial Services Commission of Ontario, subject to the Ontario Pension Benefits Act. The plans are also registered with the Canada Revenue Agency and are subject to the Income Tax Act (Canada). The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

The defined benefit pension plans are subject to certain risks related to contribution increases, inadequate plan surplus, unfunded obligations, and market rates of return, which we mitigate through the governance described above. Any significant changes to these items may affect our future cash flows.

Below is a summary of the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded plans.

	As at December 31
(In millions of dollars)	2017	2016

Plan assets, at fair value	1,890	1,619
Accrued benefit obligations	(2,342)	(2,006)

Net deferred pension liability	(452)	(387)

Consists of:
Deferred pension asset	8	17
Deferred pension liability	(460)	(404)

Net deferred pension liability	(452)	(387)

Rogers Communications Inc.	51	2017 Annual Financial Statements

Below is a summary of our pension fund assets.

	Years ended December 31
(In millions of dollars)	2017	2016

Plan assets, beginning of year	1,619	1,432
Interest income	72	68
Remeasurements, return on plan assets recognized in other comprehensive income (loss) and equity	92	32
Contributions by employees	42	35
Contributions by employer	145	125
Benefits paid	(76)	(70)
Administrative expenses paid from plan assets	(4)	(3)

Plan assets, end of year	1,890	1,619

Below is a summary of the accrued benefit obligations arising from funded obligations.

	Years ended December 31
(In millions of dollars)	2017	2016

Accrued benefit obligations, beginning of year	2,006	1,713
Service cost	137	119
Interest cost	81	75
Benefits paid	(76)	(70)
Contributions by employees	42	35
Remeasurements, recognized in other comprehensive income and equity	152	134

Accrued benefit obligations, end of year	2,342	2,006

Below is a summary of the effect of the asset ceiling.

	Years ended December 31
(In millions of dollars)	2017	2016

Asset ceiling, beginning of year	—	(3)
Interest	—	—
Remeasurements, change in asset ceiling (excluding interest income)	—	3

Asset ceiling, end of year	—	—

Plan assets are comprised mainly of pooled funds that invest in common stocks and bonds that are traded in an active market. Below is a summary of the fair value of the total pension plan assets by major category.

	As at December 31
(In millions of dollars)	2017	2016

Equity securities	1,134	990
Debt securities	742	625
Other - cash	14	4

Total fair value of plan assets	1,890	1,619

Rogers Communications Inc.	52	2017 Annual Financial Statements

Below is a summary of our net pension expense. Net interest cost is included in finance costs; other pension expenses are included in salaries and benefits expense in operating costs on the Consolidated Statements of Income.

	Years ended December 31
(In millions of dollars)	2017	2016

Plan cost:
Service cost	137	119
Net interest cost	9	7

Net pension expense	146	126
Administrative expense	4	3

Total pension cost recognized in net income	150	129

Net interest cost, a component of the plan cost above, is included in finance costs and is outlined as follows:

	Years ended December 31
(In millions of dollars)	2017	2016

Interest income on plan assets	(72)	(68)
Interest cost on plan obligation	81	75

Net interest cost recognized in finance costs	9	7

The remeasurement recognized in the Consolidated Statements of Comprehensive Income is determined as follows:

	Years ended December 31
(In millions of dollars)	2017	2016

Return on plan assets (excluding interest income)	92	32
Change in financial assumptions	(168)	(69)
Effect of experience adjustments	16	(65)
Change in asset ceiling	—	3

Remeasurement loss recognized in other comprehensive loss and equity	(60)	(99)

We also provide supplemental unfunded pension benefits to certain executives. Below is a summary of our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost, and other comprehensive income.

	Years ended December 31
(In millions of dollars)	2017	2016

Accrued benefit obligation, beginning of year	62	56
Pension expense included in employee salaries and benefits expense	2	5
Net interest cost recognized in finance costs	3	2
Remeasurement loss recognized in other comprehensive income	2	2
Benefits paid	(3)	(3)

Accrued benefit obligation, end of year	66	62

We also have defined contribution plans with total pension expense of $6 million in 2017 (2016 - $3 million), which is included in employee salaries and benefits expense.

Rogers Communications Inc.	53	2017 Annual Financial Statements

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2017	2016

Equity securities:
Domestic	11.8%	12.4%	7% to 17%
International	48.1%	48.8%	33% to 63%
Debt securities	39.3%	38.5%	30% to 50%
Other - cash	0.8%	0.3%	0% to 2%

Total	100.0%	100.0%

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled funds have investments in our equity securities and corporate bonds. As a result, approximately $7 million (2016 - $2 million) of plan assets are indirectly invested in our own securities under our defined benefit plans.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

Below is a summary of the actual contributions to the plans.

	Years ended December 31
(In millions of dollars)	2017	2016

Employer contribution	145	125
Employee contribution	42	35

Total contribution	187	160

We estimate our 2018 employer contributions to our funded plans to be $141 million. The actual value will depend on the results of the 2018 actuarial funding valuations. The average duration of the defined benefit obligation as at December 31, 2017 is 19 years (2016 - 19 years).

Actual net return on plan assets was $160 million in 2017 (2016 - $97 million).

We have recognized a cumulative loss in other comprehensive income and retained earnings of $425 million as at December 31, 2017 (2016 - $380 million).

Rogers Communications Inc.	54	2017 Annual Financial Statements

NOTE 23: SHAREHOLDERS' EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features		Voting rights
Preferred shares	400,000,000	●	Without par value	●	None
		●	Issuable in series, with rights and terms of each series to be fixed by the Board prior to the issue of any series
RCI Class A Voting Shares	112,474,388	●	Without par value	●	Each share entitled to 50 votes
		●	Each share can be converted into one Class B Non-Voting share
RCI Class B Non-Voting Shares	1,400,000,000	●	Without par value	●	None

RCI's Articles of Continuance under the Business Corporations Act (British Columbia) impose restrictions on the transfer, voting, and issue of Class A Shares and Class B Non-Voting Shares to ensure we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian, as defined in RCI's Articles of Continuance, in order to ensure that Rogers remains qualified to hold the licences referred to above.

DIVIDENDS
We declared and paid the following dividends on our outstanding Class A Shares and Class B Non-Voting Shares:

		Dividend per
Date declared	Date paid	share (dollars)

January 26, 2017	April 3, 2017	0.48
April 18, 2017	July 4, 2017	0.48
August 17, 2017	October 3, 2017	0.48
October 19, 2017	January 2, 2018	0.48
		1.92

January 27, 2016	April 1, 2016	0.48
April 18, 2016	July 4, 2016	0.48
August 11, 2016	October 3, 2016	0.48
October 20, 2016	January 3, 2017	0.48
		1.92

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above $0.05 per share.

On January 24, 2018, the Board declared a quarterly dividend of $0.48 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 3, 2018, to shareholders of record on March 12, 2018.

NOTE 24: STOCK-BASED COMPENSATION

ACCOUNTING POLICY
Stock option plans
Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting Share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting Shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or a trinomial option pricing model, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to operating costs using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Rogers Communications Inc.	55	2017 Annual Financial Statements

Restricted share unit (RSU) and deferred share unit (DSU) plans
We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award's fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan
Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in operating costs.

USE OF ESTIMATES AND JUDGMENTS
ESTIMATES
Significant management estimates are used to determine the fair value of stock options, RSUs, and DSUs. The table below shows the weighted average fair value of stock options granted during 2017 and 2016 and the principal assumptions used in applying the Black-Scholes model for non-performance-based options and trinomial option pricing models for performance-based options to determine their fair value at the grant date.

	Years ended December 31
	2017	2016

Weighted average fair value	$8.52	$6.20

Risk-free interest rate	0.8%	0.5%
Dividend yield	3.2%	3.7%
Volatility of Class B Non-Voting Shares	21.2%	21.3%
Weighted average expected life	5.5 years	4.8 years
Weighted average time to vest	2.3 years	2.4 years
Weighted average time to expiry	9.9 years	9.9 years
Employee exit rate	3.9%	3.9%
Suboptimal exercise factor	1.4	1.5
Lattice steps	50	50

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting Shares.

EXPLANATORY INFORMATION
Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Years ended December 31
(In millions of dollars)	2017	2016

Stock options	33	17
Restricted share units	51	45
Deferred share units	51	32
Equity derivative effect, net of interest receipt	(74)	(33)

Total stock-based compensation expense	61	61

As at December 31, 2017, we had a total liability recognized at its fair value of $223 million (2016 - $189 million) related to stock-based compensation, including stock options, RSUs, and DSUs. The current portion of this is $157 million (2016 - $125 million) and is included in accounts payable and accrued liabilities. The long-term portion of this is $66 million (2016 - $64 million) and is included in other long-term liabilities (see note 21).

The total intrinsic value of vested liabilities, which is the difference between the exercise price of the share-based awards and the trading price of the Class B Non-Voting Shares for all vested share-based awards, as at December 31, 2017 was $69 million (2016 - $61 million).

We paid $107 million in 2017 (2016 - $69 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $59.68 (2016 - $51.70).

Rogers Communications Inc.	56	2017 Annual Financial Statements

STOCK OPTIONS
Options to purchase our Class B Non-Voting Shares on a one-for-one basis may be granted to our employees, directors, and officers by the Board or our Management Compensation Committee. There are 65 million options authorized under various plans; each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however, the Management Compensation Committee may adjust the vesting terms on the grant date. The exercise price is equal to the fair market value of the Class B Non-Voting Shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options
We granted 489,835 performance-based options to certain key executives in 2017 (2016 - 420,035). These options vest on a graded basis over four years provided that certain targeted stock prices are met on or after each anniversary date. As at December 31, 2017, we had 1,540,158 performance options (2016 - 2,268,102) outstanding.

Summary of stock options
Below is a summary of the stock option plans, including performance options.

	Year ended December 31, 2017		Year ended December 31, 2016
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	3,732,524	$43.70	4,873,940	$41.47
Granted	993,740	$59.71	1,054,530	$49.95
Exercised	(1,603,557)	$42.10	(1,811,727)	$40.45
Forfeited	(484,817)	$50.74	(384,219)	$47.80

Outstanding, end of year	2,637,890	$49.42	3,732,524	$43.70

Exercisable, end of year	924,562	$42.32	1,770,784	$40.39

Below is a summary of the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life as at December 31, 2017.

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$34.32 - $34.99	71,615	0.16	$34.32	71,615	$34.32
$35.00 - $39.99	400,247	1.16	$37.96	400,247	$37.96
$40.00 - $44.99	582,173	3.96	$44.21	107,756	$43.97
$45.00 - $49.99	774,136	5.58	$49.17	344,944	$48.53
$50.00 - $59.99	319,884	7.93	$56.70	—	—
$60.00 - $62.82	489,835	9.44	$62.82	—	—

	2,637,890	5.40	$49.42	924,562	$42.32

Unrecognized stock-based compensation expense as at December 31, 2017 related to stock-option plans was $6 million (2016 - $3 million) and will be recognized in net income over the next four years as the options vest.

RESTRICTED SHARE UNITS
The RSU plan allows employees, directors, and officers to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we will redeem all of the participants' RSUs in cash or by issuing one Class B Non-Voting Share for each RSU. We have reserved 4,000,000 Class B Non-Voting Shares for issue under this plan.

Performance RSUs
We granted 133,559 performance-based RSUs to certain key executives in 2017 (2016 - 98,889). The number of units that vest and will be paid three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Rogers Communications Inc.	57	2017 Annual Financial Statements

Summary of RSUs
Below is a summary of the RSUs outstanding, including performance RSUs.

	Years ended December 31
(In number of units)	2017	2016

Outstanding, beginning of year	2,237,085	2,484,405
Granted and reinvested dividends	826,081	763,364
Exercised	(984,342)	(826,918)
Forfeited	(266,979)	(183,766)

Outstanding, end of year	1,811,845	2,237,085

Unrecognized stock-based compensation expense as at December 31, 2017 related to these RSUs was $41 million (2016 - $35 million) and will be recognized in net income over the next three years as the RSUs vest.

DEFERRED SHARE UNITS
The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

Performance DSUs
We granted 191,875 performance-based DSUs to certain key executives in 2017 (2016 - 328,206). The number of units that vest and may be redeemed by the holder three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of DSUs
Below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31
(In number of units)	2017	2016

Outstanding, beginning of year	2,396,458	1,770,871
Granted and reinvested dividends	735,117	972,894
Exercised	(333,111)	(132,620)
Forfeited	(470,817)	(214,687)

Outstanding, end of year	2,327,647	2,396,458

Unrecognized stock-based compensation expense as at December 31, 2017 related to these DSUs was $22 million (2016 - $30 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

EMPLOYEE SHARE ACCUMULATION PLAN
Participation in the plan is voluntary. Employees can contribute up to 10% of their regular earnings through payroll deductions (up to an annual maximum contribution of $25,000). The plan administrator purchases Class B Non-Voting Shares on a monthly basis on the open market on behalf of the employee. At the end of each month, we make a contribution of 25% to 50% of the employee's contribution that month and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $43 million in 2017 (2016 - $41 million).

EQUITY DERIVATIVES
We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 16) and recognized a $74 million recovery (2016 - $33 million recovery) in stock-based compensation expense for these derivatives.

Rogers Communications Inc.	58	2017 Annual Financial Statements

NOTE 25: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER
Our ultimate controlling shareholder is the Rogers Control Trust (the Trust), which holds voting control of RCI. The beneficiaries of the Trust are members of the Rogers family. Certain directors of RCI represent the Rogers family.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid were less than $1 million for each of 2017 and 2016.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

Compensation
The compensation expense for key management for employee services was included in employee salaries and benefits as follows:

	Years ended December 31
(In millions of dollars)	2017	2016

Salaries and other short-term employee benefits	10	12
Post-employment benefits	3	5
Stock-based compensation [1]	19	30

Total compensation	32	47

[1]	Stock-based compensation does not include the effect of changes in fair value of Class B Non-Voting Shares or equity derivatives.

Transactions
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and

•	the chair of the board of a company that provides printing services to the Company.

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of related party activity for the business transactions described above.

(In millions of dollars)	Years ended December 31		Outstanding balance as at December 31
	2017	2016	2017	2016

Printing and legal services	17	27	—	3

In addition, during the year ended December 31, 2016, we announced a strategic change across our publishing business such that we will focus on digital content through the Internet and mobile applications. As a result, we sold select publishing titles to the aforementioned printing services company for $5 million.

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS
We have the following material operating subsidiaries as at December 31, 2017 and 2016:

•	Rogers Communications Canada Inc.; and

•	Rogers Media Inc.

We have 100% ownership interest in these subsidiaries. Our subsidiaries are incorporated in Canada and have the same reporting period for annual financial statements reporting.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of RCI. There are no significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to Rogers as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

Rogers Communications Inc.	59	2017 Annual Financial Statements

We carried out the following business transactions with our associates and joint arrangements. Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Years ended December 31
(In millions of dollars)	2017	2016

Revenue	74	50
Purchases	198	189

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

	As at December 31
(In millions of dollars)	2017	2016

Accounts receivable	80	70
Accounts payable and accrued liabilities	26	32

NOTE 26: GUARANTEES

We had the following guarantees as at December 31, 2017 and 2016 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS
As part of transactions involving business dispositions, sales of assets, or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES
As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS
As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

INDEMNIFICATIONS
We indemnify our directors, officers, and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2017 or 2016. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 27: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY
Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

USE OF ESTIMATES AND JUDGMENTS
JUDGMENTS
We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

Rogers Communications Inc.	60	2017 Annual Financial Statements

EXPLANATORY INFORMATION
COMMITMENTS
Below is a summary of the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2017:

	Less than			After
(In millions of dollars)	1 Year	1-3 Years	4-5 Years	5 Years	Total

Operating leases	202	308	167	294	971
Player contracts [1]	111	88	10	7	216
Purchase obligations [2]	368	346	167	121	1,002
Program rights [3]	546	1,121	1,079	1,886	4,632

Total commitments	1,227	1,863	1,423	2,308	6,821

[1]	Player contracts are Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.

[2]	Purchase obligations are the contractual obligations under service, product, and wireless device contracts to which we have committed.

[3]	Program rights are the agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

Operating leases are for network sites, office premises, and retail outlets across the country. The majority of the lease terms range from five to fifteen years. Rent expense for 2017 was $228 million (2016 - $223 million).

In addition, as at December 31, 2017, our contractual commitments were $298 million for the acquisition of property, plant and equipment and $141 million for the acquisition of intangible assets.

In addition, as at December 31, 2017, our contractual commitments related to all of our associates and joint ventures were $494 million, which are not included in the above table.

CONTINGENT LIABILITIES
We have the following contingent liabilities as at December 31, 2017:

System Access Fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 Fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular Devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the

Rogers Communications Inc.	61	2017 Annual Financial Statements

reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Income Taxes
We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided these items. The calculation of applicable taxes in many cases, however, requires significant judgment (see note 12) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Other Claims
There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcome of Proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 28: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Years ended December 31
(In millions of dollars)	2017	2016

Accounts receivable	(161)	(141)
Inventories	2	3
Other current assets	17	(12)
Accounts payable and accrued liabilities	9	182
Unearned revenue	(21)	(18)

Total change in non-cash operating working capital items	(154)	14

CAPITAL EXPENDITURES

	Years ended December 31
(In millions of dollars)	2017	2016

Capital expenditures before proceeds on disposition	2,510	2,352
Proceeds on disposition	(74)	—

Capital expenditures	2,436	2,352

Rogers Communications Inc.	62	2017 Annual Financial Statements